06014731

8Q-34958

June 20th, 2006

SUPPL

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

USA

JUN 28 2006
WASH. D.C. 152 SECTION

Q-CELLS AG
Guardianstraße 16
06766 Thalheim
Germany

TEL +49 (0)3494 66 8-60
FAX +49 (0)3494 66 8-610
MAIL q-cells@q-cells.com
WEB www.q-cells.com

Vorstand:
Reiner Lemoine
Anton Milner
Thomas Schmidt
Dr. Hartmut Schüning

Aufsichtsratsvorsitzender:
Dr. Thomas van Aubel

Sitz: Thalheim
Amtsgericht Stendal
HRB 16621

Re: Application for Exemption under Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We, Q-Cells Aktiengesellschaft (the "Company"), a stock corporation (*Aktiengesellschaft*) incorporated under the laws of the Federal Republic of Germany, are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

JUN

Sincerely,

Q-Cells Aktiengesellschaft
Stefan Lissner
Manager Investor Relations

Enclosures

dlw 6/29

Deutsche Kreditbank AG
Kto.: 812 149
BLZ: 120 300 00
IBAN:
DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001

Hypovereinsbank AG
Kto.: 357 839 289
BLZ: 860 200 86
US$-Kto.: 865 833 717
BLZ: 700 202 70
IBAN:
DE18 8602 0086 0357 8392 89
SWIFT: HYVEDEMM495

Steuernummer: 113 / 100 / 00223
USt-ID-Nr.: DE 813076188
Finanzamt Bitterfeld

First Quarter 2006 Report

WE GROW WITH LIGHT

Q.cells

FINANCIAL HIGHLIGHTS (IFRS)		01/01 – 03/31/2006[1]	01/01 – 03/31/2005[1]	2005[1]	2004[1]	2003	2002
Income							
Revenues	€, millions	114.7	52.8	299.4	128.7	48.8	17.3
EBITDA	€, millions	30.7	12.6	74.4	24.8	8.5	2.4
EBIT	€, millions	26.5	10.5	63.2	19.6	5.3	0.9
Earnings before taxes	€, millions	25.1	9.7	59.9	17.9	4.3	0.1
Net income for the year	€, millions	17.0	6.5	39.9	12	3.0	0.2
Assets							
Non-current assets	€, millions	137.3	–	126.5	67.7	27.3	16.3
Current assets	€, millions	338.1	–	329.6	45.4	25.3	10.3
Total assets	€, millions	475.4	–	456.1	113.1	52.6	26.6
Shareholders' equity	€, millions	340.3	–	321.3	34.7	10.3	0.8
Equity ratio	%	71.6	–	70.4	30.7	19.6	3.0
Financial condition							
Operating cash flow	€, millions	5.3	11.6	22.6	6.4	0.6	–2.2
Investments in fixed assets	€, millions	7.3	14.9	44.9	44.9	14.8	7.0
Depreciation/Amortization	€, millions	4.2	2.1	11.3	5.2	3.2	1.5
Production							
Nominal capacity[2]	MWp	321	170	292	170	63	22
Production capacity[2]	MWp	257	136	234	136	50	17
Actual Production	MWp	53.7	29.9	165.7	75.9	27.7	9.3
Number of cells produced	millions of units	15.73	8.51	46.27	22.15	8.94	3.65
Employees[2]	Number	794	591	767	484	207	82

1) Consolidated financial statement
2) At the end of the respective reporting period

SUMMARY PURCHASE AND SALES CONTRACTS STATUS 03/31/2006

Purchase		**2006**	**2007**	**2008**	**2009–2016**
Contracted/secured	MWp	256	298	389	1,178
Additional potential availabilities[1]	MWp	(~30)	(~95)	(~236)	[2]
Weighted sum	MWp	**265**	**326**	**460**	
Sales		**2006**	**2007**	**2008**	**2009–2016**
Contracted/secured	MWp	212[3]	248[3]	307[3]	829[3]

1) Potential additional volumes may result from contracted volumes "at risk", annual on-going deliveries, current negotiations and thickness reduction. Based on experience only a part e.g. ~30% in 2006) leads to additional delivery quantities.
2) Forecasts will be undertaken later on in the relevant time frames.
3) +/– 10% variation because of stipulations.

- PRODUCTION UP 80% OVER Q1 2005
- SALES INCREASE BY 117.5%
- NET INCOME FOR THE PERIOD GROWS EVEN MORE THAN SALES: UP 159% FROM Q1 2005
- EXPANSION OF PRODUCTION CAPACITY IN CORE BUSINESS AND THE ASSOCIATES PROCEEDING AS PLANNED
- SECURE SUPPLY OF SILICON WAFERS FOR FUTURE GROWTH – NEW CONTRACTS CONCLUDED FOR A TOTAL OF 200 MWP IN THE 1ST QUARTER
- EXPORT RATIO INCREASES SIGNIFICANTLY TO 48.6%
- ADDITIONAL JOBS CREATED

Q.CELLS

First Quarter 2006 Report **WE GROW WITH LIGHT.**

Dear Shareholders, Friends and Partners of Q-Cells,

For Q-Cells, the year 2006 began where 2005 left off. Our **growth trend** remained **unbroken** in the first quarter of the year as we built on the successes achieved to date.

Production increased 80% to 53.7 MWp from 29.9 MWp in the first quarter of 2005.

Our **sales** rose by 117.5% to € 114.7 million in the first quarter, from € 52.8 million a year earlier.

EBIT and net income for the period grew even more than sales, rising 152% to € 26.5 million (Q1 2005: € 10.5 million) and 159% to € 17 million (Q1 2005: € 6.5 million), respectively.

Operating **cash flow** amounted to € 5.3 million in the first quarter (€ 11.6 million in Q1 2005). Cash flow was impacted in the first quarter by the significant increase in net income for the period as well as the increase in inventories and advance payments made to secure our future raw materials supplies.

The **strategy** of Q-Cells AG has two main emphases: rapid growth and cost reduction. We continued to steadily pursue these goals in the first quarter of 2006.

The expansion and start-up of production line IV is proceeding as planned. Q-Cells has reached a **production capacity** of 257 MWp as of March 31, 2006 (corresponding to a nominal capacity of 321 MWp). By the end of 2006, production capacity should increase another 79 MWp to 336 MWp (corresponding to a nominal capacity of 420 MWp) based on conversion, expansion and optimization of the existing lines I–IV. This expansion will make it possible to reach the production level of 316 MWp currently expected for 2007.

We created 27 **new jobs** in the first three months of the year, above all due to the expansion of our research and development department. This puts the total number of employees at 794 as of March 31, 2006.

Q-Cells AG has created a foundation for future growth by securing its supply of silicon and silicon wafers to a large extent. We concluded additional contracts in the first quarter of 2006 that will ensure more than 100 MWp in additional production output per year in 2006 and 2007 as well as for the period from 2008 to 2015. As of March 31, 2006, we had thus entered into supply contracts for purchasing a total of 256 MWp for 2006, 298 MWp for 2007, 389 MWp for 2008 and 1,178 MWp for the period from 2009 to 2016. Further contracts are being negotiated.

On the sales side, Q-Cells has supply agreements extending into the year 2016 and covering a total output of 1,596 MWp (+/– 10% as stipulated in the agreements).

We continued to concentrate on growing on strategically important foreign markets. The sector paid particularly close attention to the North American market in the first quarter following the decision of the State of California to implement a major program to promote solar energy. Q-Cells AG concluded a long-term supply agreement with a North American partner for the first time in Q1 2006, and signed other letters of intent. In addition, deliveries to Spain increased markedly in the first quarter of the year. Spain is becoming one of the most important export markets for Q-Cells in 2006.

We succeeded in significantly increasing the export ratio to 48.6% in the first quarter of 2006 from 30.1% a year earlier.

We have made progress with our wafer slimming program to reduce cell thickness. This program plays an important part in reaching our most important goal, cost reduction. In the first quarter of 2006, we reduced the thickness of the wafers we process to 200 microns (μm) from a level of 220-240 in 2005, and initial attempts at series production of wafers of 160 μm have been made.

Expansion of the production facilities of our two associates in Thalheim, CSG Solar AG and EverQ GmbH, have proceeded according to plan.

CSG Solar AG celebrated the opening of its first production line on March 15 in the presence of the German Minister for the Environment, Sigmar Gabriel, and the Minister President of the State of Saxony-Anhalt, Dr. Wolfgang Böhmer. Initial supply agreements have already been concluded with customers. Production is expected to start at the end of the second quarter.

EverQ GmbH produced its first module in February 2006. Following the start of production, series production began at the end of April.

Other than these associates, Q-Cells is involved in a number of research and development projects. In addition to commercialization of additional thin film technologies, which will lead to significant cost benefits in the future, we are cooperating with leading German research institutes on the development of a new generation of high-performance monocrystalline cells.

Based on the results for the first quarter and our cost reduction projects as well as our largely secure supply of silicon wafers, we are anticipating production output of approx. 255 MWp for 2006 as a whole. We expect to achieve sales of approx. € 480 million, and net income of approx. € 65 million.

ANTON MILNER
CEO

REINER LEMOINE
CTO

THOMAS SCHMIDT
COO

DR. RER. POL. HARTMUT SCHÜNING
CFO

CONSOLIDATED BALANCE SHEET (IFRS)
as of March 31, 2006

ASSETS	03/31/2006 € '000	12/31/2005 € '000
A. NON-CURRENT ASSETS		
I. Intangible assets	4,511.9	3,712.4
II. Property, plant and equipment	102,418.2	99,641.8
III. Financial assets	3.1	3.1
IV. Equity investments in associates	11,416.5	12,480.7
V. Other non-current assets	18,983.2	10,666.9
	137,332.9	**126,504.9**
B. CURRENT ASSETS		
I. Inventories	62,240.3	49,888.9
II. Trade accounts receivable	40,217.7	33,802.5
III. Time deposits	36,000.0	32,500.0
IV. Other receivables and assets	15,626.9	12,719.7
V. Cash and cash equivalents	184,023.4	200,647.9
	338,108.3	**329,559.0**
TOTAL ASSETS	**475,441.2**	**456,063.9**

EQUITY AND LIABILITIES	03/31/2006 € '000	12/31/2005 € '000
A. SHAREHOLDERS' EQUITY		
I. Subscribed capital	36,913.6	36,913.6
II. Capital reserves	242,288.6	240,686.9
III. Revenue reserves	5,528.0	5,528.0
IV. Other reserves	17.9	−447.7
V. Retained earnings	55,543.7	38,581.1
	340,291.8	**321,261.9**
B. INVESTMENT GRANTS AND SUBSIDIES	**31,030.1**	**29,827.3**
C. NON-CURRENT LIABILITIES		
I. Profit participation rights capital	14,514.3	14,492.9
II. Non-current financial liabilities	11,041.0	12,833.8
III. Other non-current liabilities	3,221.2	4,505.9
IV. Deferred taxes	772.9	647.1
	29,549.4	**32,479.7**
D. CURRENT LIABILITIES		
I. Current financial liabilities	7,217.8	11,658.7
II. Trade accounts payable	29,255.3	24,631.5
III. Tax liabilities	18,078.2	14,488.9
IV. Other provisions	10,563.5	8,848.2
V. Other current liabilities	9,455.1	12,867.6
	74,569.9	**73,495.0**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**475,441.2**	**456,063.9**

CONSOLIDATED INCOME STATEMENT (IFRS)
for the quarter ended March 31, 2006

	01/01 - 03/31/2006 € '000	01/01 - 03/31/2005 € '000
1. Sales revenues	114,749.5	52,767.5
2. Changes in inventories of finished goods and work in progress	5,424.5	703.5
3. Other own work capitalized	194.4	213.6
4. Other operating income	2,265.2	1,190.1
5. Cost of materials		
a) Cost of raw materials, consumables and supplies and of purchased merchandise	67,242.3	34,403.9
b) Cost of purchased services	7,355.2	235.9
6. Personnel expenses		
a) Wages and salaries	7,099.9	4,055.5
b) Social security costs and pension and benefit expenses	1,285.7	686.8
c) Stock option expense	1,515.2	101.3
7. Depreciation, amortization and impairment losses	4,165.2	2,056.9
8. Other operating expenses	7,495.4	2,827.0
9. Other taxes	5.4	2.1
10. Operating income	**26,469.3**	**10,505.3**
11. Income from associates	-1,143.5	-182.9
12. Interest and similar income	673.0	2.8
13. Interest and similar expense	866.2	608.0
14. Profits transferred under partial profit transfer agreements	17.3	43.0
15. Income before taxes	**25,115.3**	**9,674.2**
16. Income taxes	8,152.7	3,133.4
17. Net income	**16,962.6**	**6,540.8**

Earnings per share	**01/01 - 03/31/2006**	**01/01 - 03/31/2005**
Earnings per share (basic) in € per share	0.46	0.22
Earnings per share (diluted) in € per share	0.43	0.22

CONSOLIDATED CASH FLOW STATEMENT (IFRS)
for the quarter ended March 31, 2006

	01/01-03/31/2006 € '000	01/01-03/31/2005 € '000
Net income	16,962.6	6,723.7
Income tax expense	8,152.7	3,133.4
Depreciation, amortization and impairment losses	4,165.2	2,056.9
Income from associates	1,143.5	0.0
Other non-cash income and expenses	1,999.5	101.3
Amortization of deferred investment grants and subsidies	-1,225.3	-926.8
Change in provisions	1,715.3	700.0
Losses on disposal of intangible assets and items of property, plant and equipment	15.5	80.7
Change in inventories, receivables and other assets	-28,076.5	-8,002.1
Change in other liabilities	4,495.8	7,960.4
Interest and similar income	-673.0	-2.8
Interest and similar expense	866.2	608.0
Liquid funds generated by operating activities	**9,541.5**	**12,432.7**
Interest paid	-594.4	-331.6
Interest received	784.4	63.2
Income taxes paid	-4,404.8	-595.9
Cash provided by operating activities	**5,326.7**	**11,568.4**
Capital expenditures on intangible assets	-858.0	-122.1
Capital expenditures on property, plant and equipment	-7,339.6	-14,891.3
Acquisitions of equity investments	0.0	-3,218.4
Change in time deposits	-3,500.0	0.0
Proceeds from disposal of property, plant and equipment	0.0	379.0
Proceeds from investment grants and subsidies	69.8	3,546.0
Cash used in investing activities	**-11,627.8**	**-14,306.8**
Proceeds from contributions to shareholders' equity	0.0	2,609.2
Proceeds from loans obtained	0.0	1,500.0
Proceeds from loans issued	333.3	0.0
Repayment of silent partners' interest	-3,092.0	0.0
Repayment of loans	-7,244.3	-330.0
Payments under finance leases	-320.4	-679.4
Change in current accounts and interim financing	0.0	313.6
Cash used in (Q1 2005: cash provided by) financing activities	**-10,323.4**	**3,413.4**
Change in liquid funds	-16,624.5	675.0
Balance of liquid funds at beginning of period	200,647.9	2,527.2
Balance of liquid funds at end of period	**184,023.4**	**3,202.2**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (IFRS)
for the quarter ended March 31, 2006

	Subscribed capital € '000	Capital reserves € '000	Revenue reserves € '000
01/01/2005	**10,085.7**	**12,405.4**	**0.0**
Stock option program		202.6	
Change in equity of associates		-7.8	
Other recognized gains and losses	0.0	194.8	0.0
Net income for the period			
Total recognized income and expense	0.0	194.8	0.0
03/31/2005	**10,085.7**	**12,600.2**	**0.0**
Stock option program		2,275.4	
Market valuation of financial instruments			
Change in equity of associates		-2.9	
Other recognized gains and losses	0.0	2,272.5	0.0
Net income			
Total recognized income and expense	0.0	2,272.5	0.0
Transfer to revenue reserves			13,591.5
Capital increase from reserves	20,171.4	-12,107.9	-8,063.5
Capital increase	6,656.5	246,292.4	
Cost of raising equity (after tax)		-8,370.3	
12/31/2005	**36,913.6**	**240,686.9**	**5,528.0**
Stock option program		1,515.2	
Market valuation of financial instruments			
Change in equity of associates		86.5	
Other recognized gains and losses	0.0	1,601.7	0.0
Net income for the period			
Total recognized income and expense	0.0	1,601.7	0.0
03/31/2006	**36,913.6**	**242,288.6**	**5,528.0**

Other reserves			
Market valuation € '000	Currency translation € '000	Accumulated profits € '000	Total € '000
0.0	**-2.9**	**12.240.6**	**34,728.8**
			202.6
	-0.9		-8.7
0.0	-0.9	0.0	193.9
		6,540.8	6,540.8
0.0	-0.9	6,540.8	6,734.7
0.0	**-3.8**	**18,781.4**	**41,463.5**
			2,275.4
-432.6			-432.6
	-11.3		-14.2
-432.6	-11.3	0.0	1,828.6
		33,391.2	33,391.2
-432.6	-11.3	33,391.2	35,219.8
		-13,591.5	0.0
			0.0
			252,948.9
			-8,370.3
-432.6	**-15.1**	**38,581.1**	**321,261.9**
			1,515.2
473.0			473.0
	-7.4		79.1
473.0	-7.4	0.0	2,067.3
		16,962.6	16,962.6
473.0	-7.4	16,962.6	19,029.9
40.4	**-22.5**	**55,543.7**	**340,291.8**

NOTES TO THE IFRS INTERIM FINANCIAL STATEMENTS OF Q-CELLS AG, THALHEIM
for the period from January 1 to March 31, 2006

GENERAL INFORMATION

This IFRS interim report is part of the consolidated financial statements of Q-Cells AG. The consolidated financial statements are prepared in euros, since the majority of Group transactions is made in this currency. Unless otherwise indicated, all amounts are stated in thousands of euros (€ '000). All figures are rounded off, which may result in rounding differences.

Summary of significant accounting policies
The quarterly report for the period ended March 31, 2006, including selected notes, has been prepared in accordance with the International Financial Reporting Standards (IFRS) for Interim Financial Statements (IAS 34).

The IFRS interim financial statements were prepared using those accounting policies used in the consolidated IFRS financial statements of Q-Cells AG for the year ended December 31, 2005.

CONSOLIDATED FINANCIAL STATEMENTS

Companies included in consolidation
In addition to Q-Cells AG, the consolidated financial statements include all domestic and foreign subsidiaries controlled by Q-Cells AG. Associated companies are accounted for at equity, provided significant influence is exercised on those companies

Subsidiaries:
- Calyxo GmbH, Thalheim, Germany (wholly owned)
- Q-Cells Asia Ltd., Hong Kong, China (wholly owned)
- Brilliant 234. GmbH, Thalheim, Germany (wholly owned)

At the start of 2006, Q-Cells AG acquired a 100% stake in Brilliant 234. GmbH, Thalheim. This company develops, produces and markets solar modules based on thin film technology.

Associates accounted for at equity:
- CSG Solar AG, Thalheim, Germany (23.03% stake)
- EverQ GmbH, Thalheim, Germany (21.00% stake)

NOTES TO THE INDIVIDUAL BALANCE SHEET ITEMS

Non-current assets

Property, plant and equipment

Estimates of the useful economic life of technical equipment and machinery have been changed in connection with the upgrade of production line 1. The reduction of useful economic life has resulted in an increase in depreciation of € 341.5 thousand for Q1 2006 and € 1,024.5 for Q2 2006. The technical equipment and machinery involved will be written off in full by the end of Q2 2006.

Financial assets

CPI ChemiePark-Institut GmbH, Bitterfeld, in which Q-Cells AG holds a stake of 6.1%, is not consolidated in the financial statements. This company is reported as a financial asset in the consolidated financial statements of Q-Cells AG.

Investments in associates

Q-Cells AG holds the following investments in associates:

	03/31/2006		12/31/2005	
	€ '000	Proportion of shareholders' equity %	€ '000	Proportion of shareholders' equity %
CSG Solar AG, Thalheim	6,640.3	23.03	6,993.8	23.03
EverQ GmbH, Thalheim	4,776.2	21.00	5,486.9	21.00
	11,416.5		**12,480.7**	

Other non-current assets

Other non-current assets reflect the non-current portion of advance payments made on future raw materials supplies (€ 18,386.0 thousand; December 31, 2005: € 9,662.9 thousand) as well as the non-current portion of a loan extended to Solarsquare AG, Lucerne, Switzerland (€ 597.2 thousand; December 31, 2005: € 1,004.0 thousand).

Current assets

Inventories

	03/31/2006 € '000	12/31/2005 € '000
Raw materials and supplies	35,426.2	27,673.9
Finished goods and work in progress	23,342.1	17,917.6
Advance payments	3,472.0	4,297.4
	62,240.3	**49,888.9**

The inventories of raw materials and supplies as well as finished goods and work in progress have been assigned in full as collateral for existing current financial liabilities to the lending banks.

Trade accounts receivable

All trade accounts receivable are due within one year.

As of March 31, 2006, receivables in foreign currencies amounted to € 2,870.6 thousand (USD 3,450.8 thousand). As of December 31, 2005, this figure was € 1,045.4 thousand (USD 1,237.0 thousand).

All receivables have been assigned to the lending banks as collateral for current financial liabilities.

Time deposits

The time deposits of € 36,000.0 thousand (December 31, 2005: € 32,500.0 thousand) are not available on demand. The underlying financial instrument for some of the time deposits is a derivate instrument not intended for hedging purposes.

Cash and cash equivalents

This item reflects cash and balances in banks amounting to € 48,266.0 thousand (December 31, 2005: € 65,630.7 thousand) as well as securities in the amount of € 135,757.4 thousand (December 31, 2005: € 135,017.2 thousand).

The securities relate to an investment in a money market fund. This fund invests in fixed and variable rate securities, convertible and option bonds, as well as zero-coupon bonds and participation certificates in currencies of OECD countries with short terms to maturity and generally high ratings.

Available-for-sale securities are measured at fair value (market value). Changes in value are recorded directly in equity until the securities are sold.

Shareholders' equity

Please refer to the statement of changes in equity for details on changes in the shareholders' equity of Q-Cells AG during the first quarter of 2006.

Stock option program 2005 (ESOP IIa)

The second tranche of the 2005 stock option program (ESOP IIa) will allow entitled employees to acquire Company shares with restrictions on disposition at a fixed exercise price and defined terms under certain conditions. The second tranche of stock options will be issued subject to the same basic conditions as the first tranche in the summer of 2005, with differences in the vesting period and term of the options.

Pursuant to the resolution of the Executive and Supervisory Boards of January 19, 2006, a maximum of 43,220 options will be granted to current and future members of the Executive Board and current and future members of second-tier management and other employees of Q-Cells AG.

The exercise price for the options is equivalent to the share price on the date of issue of € 68.21. Exercise of the options is linked to certain conditions. The vesting period, during which all conditions for exercising the options must be fulfilled, is staggered over a total of two years. Option holders may also be granted a cash settlement at the discretion of the Executive Board with the consent of the Supervisory Board.

The stock options are recognized at the fair value of the options issued in accordance with IFRS 2 and are recorded under personnel expenses with a corresponding increase in shareholders' equity (capital reserve). The fair value is determined based on a Monte Carlo simulation.

The following model parameters and assumptions were used in calculating the option price:

- The exercise price per share is € 68.21.
- The expected average term of the option is three years.
- The market price of the underlying share at the time of issue is € 68.21.
- The expected volatility of the share price is 0.6. The volatility was calculated based on historical volatility of the peer group over the past two years.
- A dividend yield of 1.0% is anticipated from 2006 onward for the calculation based on the option price model.
- The risk-free interest rate for the term of the option is 2.42%.

A fair value of € 26.50 per option was calculated on the basis of the above assumptions.

Total expenses recorded in the period under review for the 2005 stock option program (ESOP IIa) equal € 168.4 thousand and are reported under personnel expenses with a corresponding increase in shareholders' equity (capital reserve).

Non-current liabilities

Non-current financial liabilities

Non-current financial liabilities decreased to € 11,041.0 thousand in comparison with December 31, 2004 (€ 12,833.8 thousand) due to scheduled repayments.

Other non-current liabilities

Other non-current liabilities as of March 31, 2006 reflect non-current liabilities arising from the finance lease in the amount of € 3,221.2 thousand (December 31, 2005: € 3,501.9 thousand). As of December 31, 2005, the non-current portion in the amount of € 1,004.0 thousand of the loan totaling € 5.0 million granted by Solon AG, Berlin, at an interest rate of EURIBOR plus 1.5% p.a. and to be repaid starting January 1, 2006 in 15 monthly installments was still reported in the financial statements.

Current liabilities

Current financial liabilities

Current financial liabilities declined due to early repayment of interim financing in the amount of € 4,441.0 thousand.

Trade accounts payable

All trade accounts payable are due within one year.

Payables in foreign currencies are translated at the exchange rate on the transaction date and later measured at the closing rate. As of the reporting date, liabilities in foreign currencies amounted to € 1,314.2 thousand (December 31, 2005: € 1,645.4 thousand).

NOTES TO INDIVIDUAL INCOME STATEMENT ITEMS

The comparison figures relate to the period from January 1 to March 31, 2005.

Sales revenues

Sales revenues have risen by 117.5% compared to 2005.

Information on the breakdown by region is provided in the segment report of these Notes.

Product	Cell type	Sales 2006 01/01/–03/31 € '000	Sales 2005 01/01/–03/31 € '000	Change € '000
Polycrystalline	Q5 (125x125 mm)	0.0	178.5	-178.5
	Q6 (150x150 mm)	28.4	1,302.4	-1,276.0
	Q6L (156x156 mm)	100,076.6	46,808.6	54,118.4
	Q8 (210x210 mm)	159.6	59.4	100.2
Monocrystalline	Q5M (125x125 mm)	2,680.4	0.0	2,680.4
	Q6M (150x150 mm)	0.0	71.2	-71.2
	Q6ML (156x156 mm)	11,804.5	4,347.4	6,608.7
Total		**114,749.5**	**52,767.5**	**61,982.0**

Sales revenues from trading (€ 0; 2005: € 92.5 thousand) as well as fractional sales, other sales and deductions (€ 568.3 thousand; 2005: € 689.5 thousand) were allocated to individual products and cell types.

Based on an agreement with a silicon supplier, the Company is required to commission the manufacture of modules from cells produced by Q-Cells AG using the silicon delivered from that particular supplier. The reworking into modules (lamination) invoiced by the module manufacturers to Q-Cells AG is included in the sales revenues of laminated solar cells (Q6L) in the amount of € 6,320.9 (2005: € 0), and an equivalent amount is recorded in the cost of materials.

Other operating income

Other operating income comprises the following items:

Other operating income	01/01/–03/31/2006 € '000	01/01/–03/31/2005 € '000
Amortization of investment subsidies	719.9	614.4
Amortization of investment grants	505.4	312.4
Foreign exchange gains	425.0	121.0
Release of provisions	244.9	0.0
Income from other periods	60.8	0.0
Grants for personnel costs	20.5	75.9
Other income	288.7	66.4
Total	**2,265.2**	**1,190.1**

Cost of materials

Materials costs are primarily incurred in the procurement of wafers. The material cost ratio (ratio of cost of materials to sales and changes in inventories) was 62.1% in the first quarter of 2006 (2005: 64.8%).

The materials usage rate is as follows, before and after adjustment for lamination costs:

	Core business prior to elimination of lamination costs € '000	Module business € '000	Core business after elimination of lamination costs € '000
Sales revenues	114,749.5	-6,320.9	108,428.6
Changes in inventories	5,424.5		5,424.5
Cost of materials	74,597.5	-6,320.9	68,276.6
	45,576.5		**45,576.5**
Material usage rate	**62.1 %**		**60.0 %**

Personnel expenses

As of March 31, 2006, Q-Cells AG had 794 employees (2005: 569) including 23 trainees (2005: 18). The Executive Board of Q-Cells AG consists of four members, as in the first quarter 2005. The personnel expense ratio (ratio of personnel expenses to sales and changes in inventories) was 8.2% in the first quarter of 2006 (2005: 9.1%).

Other operating expense

Other operating expense is composed of the following items:

Other operating expense	01/01/–03/31/2006 T€	01/01/–03/31/2005 T€
Legal and consulting costs	1,314.4	222.3
Maintenance and repair costs	1,190.6	312.7
Selling expenses	800.6	264.7
General and administrative expenses	696.2	237.8
Foreign exchange differences	628.6	145.8
Costs related to guarantees	616.0	526.8
Contributions and fees	450.2	123.0
Other travel expenses	285.9	138.6
Advanced training	252.0	115.0
Freight and storage costs	231.6	193.7
Miscellaneous other operating expenses	1,029.3	546.6
Total	**7,495.4**	**2.827.0**

Income from associates

Income from associates reflects the contributions to income of the companies accounted for at equity. This relates to CSG Solar AG at € –432.7 thousand (2005: € –156.5 thousand) and EverQ GmbH at € –710.8 thousand (2005: € –26.4 thousand).

Income taxes

Income taxes break down as follows:

	01/01/– 03/31/2006 € '000	01/01/– 03/31/2005 € '000
Corporation tax	5,671.9	2,301.0
Trade tax	2,622.2	889.6
Deferred taxes	–141.4	–57.2
Total	**8,152.7**	**3,133.4**

Taking into account the solidarity surcharge and the trade tax, a tax rate of 33.07% is arrived at when calculating deferred taxes (March 31, 2005: 33.07%).

Earnings per share

Earnings per share were calculated in accordance with IAS 33. Pursuant to IAS 33.64, the capital increase in fiscal 2005 was taken into account in the calculation of earnings per share for the previous year in order to enhance comparability.

	01/01/– 03/31/2006 € '000	01/01/– 03/31/2005 € '000
Net income for the period (€ '000)	16,962.6	6,540.8
Weighted average number of shares	36,913,604	30,257,052
Basic earnings per share in €	**0.46**	**0.22**

It was necessary to include dilution effects in connection with employee stock options since certain conditions had been fulfilled.

	01/01/– 03/31/2006 € '000	01/01/– 03/31/2005 € '000
Net income for the period (€ '000)	16,962.6	6,540.8
Weighted average number of shares	39,660,272	30,257,052
Diluted earnings per share in €	**0.43**	**0.22**

NOTES TO THE CASH FLOW STATEMENT

Liquid funds comprise the cash and cash equivalents reported in the balance sheet.

Operating cash flow amounted to € 5,326.7 thousand in the first quarter 2006 (€ 11,568.4 thousand in Q1 2005). Cash flow was characterised in the first quarter by the significant increase in net income as well as the increase in inventories and advance payments made on raw materials supplies.

Cash outflows for investing activities in the amount of € 11,627.8 thousand (2005: € 14,306.8 thousand) resulted from investments in property, plant and equipment and in intangible assets amounting to € 8,197.6 thousand (2005: € 15,013.4 thousand) necessitated by the continuing expansion of production capacity as well as payments for the acquisition of time deposits not available on demand.

Cash outflows for financing activities resulted primarily from scheduled and early repayments of loans and silent partners' interests.

Changes in balance sheet items used in preparing the cash flow statement cannot be directly derived from the balance sheet, since effects from non-cash business transactions have been eliminated.

OTHER DISCLOSURES

Segment reporting

Q-Cells AG's primary reporting format is segmented in accordance with geographical category. Income, expenses and other information are allocated in accordance with the location of the assets. Since almost all assets are located in Germany, all other information is allocated to the "Germany" segment. No additional segmentation is undertaken.

The following table shows the segmentation of sales revenues by customer location:

	01/01/–03/31/2006		01/01/–03/31/2005	
	€ '000	Share %	€ '000	Share %
Germany	58,953.8	51.4	36,887.0	69.9
Other EU countries	19,242.6	16.8	3,585.1	6.8
South Africa	9,227.4	8.0	7,879.9	14.9
Rest of world	27,325.7	23.8	4,415.5	8.4
Total	**114,749.5**	**100.0**	**52,767.5**	**100.0**
Export ratio		**48.6**		**30.1**

Secondary segment reporting is dispensed with, since Q-Cells AG manufactures and sells a single product only (photovoltaic cells).

Derivative financial instruments

The following derivative financial instruments existed as of the reporting date:

Forward exchange contracts are used to hedge against currency risk. These transactions relate to currency hedges for significant cash flows in foreign currencies from operating activities. Q-Cells AG hedges individual planned purchases of materials in foreign currencies with forward exchange contracts, depending on the significance of the transaction.

As of March 31, 2006, Q-Cells AG had short-term forward exchange contracts requiring the Company to exchange foreign currencies equivalent to USD 12 million in exchange for euros at a predetermined exchange rate. Valuation of these forward exchange contracts led to a negative market value of € 188.6 thousand as of the reporting date, which was charged against income in the income statement. The positive effect of the devaluation on the value of pending transactions was recognized in income as other assets in the corresponding amount. The effects of the underlying transaction and the hedging transaction thus cancelled each other out.

As of March 31, 2006, the Company had short-term monetary deposits in the amount of € 26.0 million with original terms of more than three months at fixed interest rates and with an option to convert the amount of the investment. If the predetermined reference rate for the contingent conversion is more than the exchange rate agreed for the conversion on a certain date, the investment amount is converted to the agreed currency (USD). The valuation of this derivative financial instrument resulted in a negative market value of € 216.8 thousand as of the reporting date, which was charged against income in the income statement with an amount of € 125.7 thousand.

Contingent liabilities and other financial obligations

Purchase commitments

Q-Cells AG has entered into commitments to suppliers for purchasing wafers and silicon totaling € 1,838.8 million (December 31, 2005: € 1,870.9 million) between 2006 and 2016, € 233.8 million of which applies to 2006.

Letter of support

In a letter of comfort submitted to Investitionsbank Sachsen-Anhalt, Magdeburg, in connection with an application for investment grants, Q-Cells AG has agreed to provide Calyxo GmbH, Thalheim, with equity of up to € 9,219.7 thousand and shareholder loans of up to € 8,000.0 thousand. Moreover, Q-Cells AG has agreed to assume all preliminary and interim financing for investment subsidies and grants necessary for the investment project and to make available the loans required to finance the working capital.

Financial risks

Security policy

Capital from the IPO proceeds is invested only with financial institutions having high credit ratings. The investments are made in financial assets that are subject to either no fluctuation in value or only minor fluctuation, and involve readily-available financial assets in order to cover financing and liquidity requirements for planned capital expenditure.

Liquidity risk

Appropriate financial planning instruments are utilized to control our future liquidity position. Based on current planning, we do not foresee any liquidity shortages.

Currency risk

Currency risks arise for Q-Cells primarily due to the fact that we make purchases in USD that are not entirely offset by sales in USD. We counter these risks by monitoring currency parities on an ongoing basis and undertaking hedging transactions where necessary.

Interest rate risk
Photovoltaic systems are usually financed primarily through debt. Historically low interest rate levels and the resulting low cost of debt have positively influenced the profitability of photovoltaic systems. An increase in interest rates would reduce the profitability of photovoltaic systems and could therefore negatively impact demand for photovoltaic cells. We do not, however, anticipate a significant rise in interest rates in either the short term or medium term.

Interest rate risks exist with respect to liabilities to banks, which primarily involve long-term loans. Due to the successful capital increase from the IPO last year, our dependence on interest rates has lessened as a result of improved financing opportunities from shareholders' equity.

Credit risks
The Group has no major concentration of credit risk.

As part of procurement and hedging activities, it may be necessary to make advance payments to suppliers. This also gives rise to credit risks.

The maximum credit risk equals the amounts stated in the balance sheet.

Prompt and efficient financial control in connection with a customer evaluation system serves to reduce the probability of credit default.

Thalheim, May 15, 2006

The Executive Board of Q-Cells AG

ANTON MILNER
CEO

REINER LEMOINE
CTO

THOMAS SCHMIDT
COO

DR. RER. POL. HARTMUT SCHÜNING
CFO

FINANCIAL CALENDAR 2006

June 29	Anual shareholders' meeting in Berlin
August 14	Publication of the Second Quarter 2006 Report
November 14	Publication of the Third Quarter 2006 Report

CONTACT INFORMATIONEN, PUBLISHER'S IMPRINT

Q-Cells AG
Guardianstraße 16
D-06766 Thalheim
www.q-cells.com

Investor Relations
Stefan Lissner
TEL + 49 (0)3494 66 8-887
FAX + 49 (0)3494 66 8-777
MAIL investor@q-cells.com

Public Relations
Stefan Dietrich
TEL + 49 (0)3494 66 8-8107
FAX + 49 (0)3494 66 8-777
MAIL s.dietrich@q-cells.com

Concept and Design
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

CONTACT Q-CELLS AG
Guardianstraße 16
06766 Thalheim
Germany

TEL +49 (0)3494 66 8-60
FAX +49 (0)3494 66 8-610

MAIL q-cells@q-cells.com
WEB www.q-cells.com

Q.CELLS

Financial calendar 2006

28. February	Release of preliminary key figures for 2005
19. April	Publication of the 2005 Annual Report Annual Press Conference and Analyst Conference in Frankfurt
16. May	Publication of the First Quarter 2006 Report
29. June	Annual General Meeting in Berlin
14. August	Publication of the Second Quarter 2006 Report
14. November	Publication of the Third Quarter 2006 Report

Q.CELLS



Picture 01 // Managing Board: Dr Hartmut Schüning, Thomas Schmidt, Reiner Lemoine, Anton Milner
Picture 02 // The new Q-Cells headquarters

FINANCIAL CALENDAR

Below are all of our major events over the months to come.

2006
28 February: Release of preliminary key figures for 2005

19 April: Publication of the 2005 Annual Report and
Annual Press Conference and Analyst Conference
in Frankfurt
(Steigenberger Frankfurter Hof, Am Kaiserplatz, 60311 Frankfurt am Main)

16 May: Publication of the First Quarter 2006 Report

29 June: Annual General Meeting in Berlin

14 August: Publication of the Second Quarter 2006 Report

14 November: Publication of the Third Quarter 2006 Report

Gesellschaftsbekanntmachungen
Aktiengesellschaften
Elektronischer Bundesanzeiger
Veröffentlichungsdatum: **22.05.2006**

Veröffentlichungstext:

Q.CELLS

Q-Cells Aktiengesellschaft

Thalheim

Wertpapier-Kenn-Nummer 555866 – ISIN DE0005558662

Einladung

Wir laden hiermit unsere Aktionäre zu der **ersten ordentlichen Hauptversammlung nach Börsennotierung am Donnerstag, dem 29. Juni 2006, um 10:00 Uhr** in das MARITIM Hotel Berlin, Stauffenbergstraße 26, 10785 Berlin, ein.

Tagesordnung

TOP 1

Vorlage und Erläuterung des festgestellten Jahresabschlusses und des gebilligten Konzernabschlusses für das Geschäftsjahr 2005 nebst Lagebericht und Konzernlagebericht des Vorstands und Bericht des Aufsichtsrats

Die genannten Unterlagen können ab sofort in den Geschäftsräumen am Sitz der Q-Cells AG, Guardianstraße 16, 06766 Thalheim, und im Internet unter www.q-cells.com eingesehen werden. Sie liegen auch während der Hauptversammlung zur Einsichtnahme aus. Auf Verlangen wird jedem Aktionär unverzüglich und kostenlos eine Abschrift der Unterlagen übersandt.

TOP 2

Beschlussfassung über die Verwendung des Bilanzgewinns für das Geschäftsjahr 2005

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss über die Verwendung des Bilanzgewinns für das Geschäftsjahr 2005 i.H.v. 34.834.863,55 Euro zu fassen:

Der Bilanzgewinn für das Geschäftsjahr 2005 i.H.v. 34.834.863,55 Euro wird in voller Höhe in die anderen Gewinnrücklagen i.S.v. § 266 Abs. 3 A. III. 4. HGB eingestellt.

TOP 3

Beschlussfassung über die Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2005

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Vorstands für das Geschäftsjahr 2005 Entlastung zu erteilen.

TOP 4

Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2005

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Aufsichtsrats für das Geschäftsjahr 2005 Entlastung zu erteilen.

TOP 5

Wahl des Abschlussprüfers und des Konzernabschlussprüfers für das Geschäftsjahr 2006

Der Aufsichtsrat schlägt vor, die KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Leipzig, zum Abschlussprüfer und zum Konzernabschlussprüfer für das Geschäftsjahr 2006 zu bestellen.

TOP 6

Beschlussfassung über die Änderung der Modalitäten des Stock Option Programms 2003 gemäß Beschlussfassung zu TOP 1 der Hauptversammlung vom 29. Dezember 2003

Mit Beschlussfassung zu TOP 1 der Hauptversammlung vom 29. Dezember 2003 ist das Stock Option Programm 2003 implementiert worden. Der Ausübungszeitraum für die Bezugsrechte im Rahmen des Stock Option Programms 2003 soll im Interesse der Gleichbehandlung aller Mitarbeiter an das Stock Option Programm 2005 angepasst und dementsprechend erweitert werden.

Vorstand und Aufsichtsrat schlagen daher vor, folgenden Beschluss zu fassen:

Ziff. I. 6) (Ausübungszeitraum) des zu TOP 1 gefassten Beschlusses der Hauptversammlung vom 29. Dezember 2003, geändert durch Beschluss zu TOP 6 Ziff. I. 1. der Hauptversammlung vom 16. August 2005, wird wie folgt geändert:

Zur Vermeidung von Insiderverstößen dürfen Bezugsrechte auch nach Ablauf der 2-jährigen Mindestwartefrist unbeschadet der Beachtung des Erfolgsziels nur viermal im Geschäftsjahr jeweils innerhalb 2-wöchiger Zeiträume ausgeübt werden. Diese Ausübungszeiträume beginnen jeweils am dritten Bankarbeitstag nach Veröffentlichung der Quartalsberichte für das II. und III.

Quartal, der Bilanzpressekonferenz sowie der ordentlichen Hauptversammlung. Sofern eine Pflicht zur Veröffentlichung von Quartalsberichten nicht besteht und die Q-Cells AG auch keine Quartalsberichte veröffentlicht, gibt es jährlich nur einen Ausübungszeitraum von zwei Wochen, der mit dem dritten Börsentag nach der Bilanzpressekonferenz beginnt.

Die Ausübung des Bezugsrechts ist darüber hinaus ausgeschlossen von dem Tag an, an dem die Q-Cells AG ein Angebot an ihre Aktionäre zum Bezug von neuen Aktien oder Teilschuldverschreibungen mit Wandel- oder Bezugsrechten oder -pflichten durch Anschreiben an alle Aktionäre oder durch eine Veröffentlichung im Bundesanzeiger der Bundesrepublik Deutschland bekannt gibt, bis zu dem Tag, an dem die bezugsberechtigten Aktien der Q-Cells AG an der Wertpapierbörse, an der die Aktien der Q-Cells AG eingeführt wurden, erstmals amtlich „ex Bezugsrecht" notiert werden, beide Tage eingeschlossen.

TOP 7

Beschlussfassung über die Aufhebung der bestehenden Ermächtigung zur Ausgabe von Options- und/oder Wandelanleihen und des bestehenden Bedingten Kapitals III, über eine neue Ermächtigung zur Ausgabe von Options- und/oder Wandelanleihen im Gesamtnennbetrag von bis zu 1.500 Millionen Euro, Ermächtigung zum Ausschluss des Bezugsrechts, Schaffung eines neuen Bedingten Kapitals III i.H.v. bis zu 14.765.442,00 Euro sowie korrespondierende Satzungsänderung

Vorstand und Aufsichtsrat schlagen vor, folgende Beschlüsse zu fassen:

I. Der Beschluss der Hauptversammlung vom 16. August 2005 zu TOP 7 Ziff. I. und II. über die bisherige Ermächtigung zur Ausgabe von Options- und/oder Wandelanleihen und das Bedingte Kapital III werden im Hinblick auf die nachstehende neue Ermächtigung und die nachstehende Schaffung eines neuen Bedingten Kapitals III aufgehoben.

II. Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats bis zum 31. Mai 2011 einmalig oder mehrmals auf den Inhaber lautende Options- und/oder Wandelanleihen im Gesamtnennbetrag von bis zu 1.500 Millionen Euro, mit oder ohne Laufzeitbegrenzung, auszugeben und den Inhabern von Optionsanleihen Optionsrechte bzw. den Inhabern von Wandelanleihen Wandlungsrechte auf auf den Inhaber lautende Stückaktien der Gesellschaft mit einem anteiligen Betrag des Grundkapitals von insgesamt bis zu 14.765.442,00 Euro nach näherer Maßgabe der Options- bzw. Wandelanleihebedingungen zu gewähren. Nach einer etwaigen Umstellung der Aktien der Q-Cells AG auf Namensaktien können diese bezogen werden. Bei einer Kapitalerhöhung aus Gesellschaftsmitteln erhöht sich der anteilige Betrag des Grundkapitals der Stückaktien der Gesellschaft, die den Inhabern von Optionsanleihen bzw. den Inhabern von Wandelanleihen bei Ausübung ihrer Optionsrechte bzw. Wandlungsrechte zu gewähren sind, in demselben Verhältnis wie

das Grundkapital.

Die Options- und/oder Wandelanleihen können außer in Euro auch – unter Begrenzung auf den entsprechenden Euro-Gegenwert – in der gesetzlichen Währung eines OECD-Landes begeben werden. Sie können auch durch ein nachgeordnetes Konzernunternehmen der Q-Cells AG ausgegeben werden; für diesen Fall wird der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats für die Gesellschaft die Garantie für Options- und/oder Wandelanleihen zu übernehmen und den Inhabern von Options- und/oder Wandelanleihen Options- bzw. Wandlungsrechte auf auf den Inhaber lautende Aktien der Q-Cells AG zu gewähren.

Das gesetzliche Bezugsrecht wird den Aktionären entweder unmittelbar oder in der Weise eingeräumt, dass die Options- oder Wandelanleihen von einem Kreditinstitut, einer Gruppe von Kreditinstituten oder einem Konsortium von Kreditinstituten mit der Verpflichtung übernommen werden, sie den Aktionären zum Bezug anzubieten. Werden Options- und/oder Wandelanleihen von einem nachgeordneten Konzernunternehmen ausgegeben, hat die Gesellschaft die Gewährung des gesetzlichen Bezugsrechts für die Aktionäre der Q-Cells AG nach Maßgabe des vorstehenden Satzes sicherzustellen.

Der Vorstand ist jedoch ermächtigt, Spitzenbeträge, die sich aufgrund des Bezugsverhältnisses ergeben, von dem Bezugsrecht der Aktionäre auszunehmen und das Bezugsrecht auch insoweit auszuschließen, wie es erforderlich ist, damit Inhabern von bereits zuvor ausgegebenen Options- oder Wandlungsrechten ein Bezugsrecht in dem Umfang eingeräumt werden kann, wie es ihnen nach Ausübung der Options- oder Wandlungsrechte als Aktionär zustehen würde.

Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auf Options- und/oder Wandelanleihen vollständig auszuschließen, sofern der Vorstand nach pflichtgemäßer Prüfung zu der Auffassung gelangt, dass der Ausgabepreis der Options- und/oder Wandelanleihen ihren nach anerkannten, insbesondere finanzmathematischen Methoden ermittelten hypothetischen Marktwert nicht wesentlich unterschreitet. Jedoch darf der zusammengenommene, auf die Anzahl der auszugebenden Aktien aus dem dieser Ermächtigung zu Grunde liegenden Bedingten Kapital III (nachfolgend III.) entfallende anteilige Betrag des Grundkapitals zusammen mit dem anteiligen Betrag des Grundkapitals von neuen Aktien, die seit Beschlussfassung über die vorliegende Ermächtigung aufgrund von etwaigen Ermächtigungen zur Ausgabe von Aktien aus Genehmigtem Kapital unter Bezugsrechtsausschluss gemäß § 186 Abs. 3 Satz 4 AktG begeben worden sind, insgesamt 10% des zum Zeitpunkt der Beschlussfassung der Hauptversammlung über diese Ermächtigung oder – falls dieser Wert geringer ist – des zum Zeitpunkt der Ausübung der vorliegenden Ermächtigung bestehenden Grundkapitals der Gesellschaft nicht überschreiten. Auf die Begrenzung ist ferner die Veräußerung eigener Aktien anzurechnen, sofern sie aufgrund einer Ermächtigung gemäß § 71 Abs. 1 Nr. 8 Satz 5 i. V. m.

§ 186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts nach der Beschlussfassung über die vorliegende Ermächtigung erfolgt.

Im Falle der Ausgabe von Optionsanleihen werden jeder Teilschuldverschreibung ein oder mehrere Optionsscheine beigefügt, die den Inhaber nach näherer Maßgabe der vom Vorstand festzulegenden Optionsbedingungen zum Bezug von auf den Inhaber lautende Stückaktien der Q-Cells AG berechtigen. Für auf Euro lautende, durch die Q-Cells AG begebene Optionsanleihen können die Optionsbedingungen vorsehen, dass der Optionspreis auch durch Übertragung von Teilschuldverschreibungen und gegebenenfalls eine bare Zuzahlung erfüllt werden kann. Der anteilige Betrag des Grundkapitals, der auf die je Teilschuldverschreibung zu beziehenden Aktien entfällt, darf den Nennbetrag der Teilschuldverschreibungen nicht übersteigen. Soweit sich Bruchteile von Aktien ergeben, kann vorgesehen werden, dass diese Bruchteile nach Maßgabe der Options- bzw. Anleihebedingungen, gegebenenfalls gegen Zuzahlung, zum Bezug ganzer Aktien aufaddiert werden können.

Im Falle der Ausgabe von Wandelanleihen erhalten die Inhaber das unentziehbare Recht, ihre Schuldverschreibungen gemäß den vom Vorstand festgelegten Wandelanleihebedingungen in auf den Inhaber lautende Stückaktien der Q-Cells AG umzutauschen. Das Umtauschverhältnis ergibt sich aus der Division des Nennbetrags oder des unter dem Nennbetrag liegenden Ausgabebetrags einer Teilschuldverschreibung durch den festgesetzten Wandlungspreis für eine Aktie der Gesellschaft und kann auf eine volle Zahl auf- oder abgerundet werden; ferner kann eine in bar zu leistende Zuzahlung und die Zusammenlegung oder ein Ausgleich für nicht wandlungsfähige Spitzen festgesetzt werden. Die Anleihebedingungen können ein variables Wandlungsverhältnis und eine Bestimmung des Wandlungspreises (vorbehaltlich des nachfolgend bestimmten Mindestpreises) innerhalb einer vorgegebenen Bandbreite in Abhängigkeit von der Entwicklung des Kurses der Aktie der Q-Cells AG während der Laufzeit der Anleihe vorsehen.

Der jeweils festzusetzende Options- bzw. Wandlungspreis für eine Aktie muss mit Ausnahme einer Wandlungspflicht mindestens 80% des arithmetischen Durchschnitts der Schlusskurse der Aktien der Q-Cells AG im Xetra-Handel der Frankfurter Wertpapierbörse oder in einem entsprechenden Nachfolgesystem an den letzten zehn Börsentagen vor dem Tag der Beschlussfassung durch den Vorstand über die Ausgabe der Options- oder Wandelanleihen betragen oder – für den Fall der Einräumung eines Bezugsrechts – mindestens 80% des nicht gewichteten durchschnittlichen Börsenkurses der Aktien der Q-Cells AG – Xetra-Handel der Frankfurter Wertpapierbörse oder ein entsprechendes Nachfolgesystem – während der Tage, an denen die Bezugsrechte auf die Options- oder Wandelanleihe an der Frankfurter Wertpapierbörse gehandelt werden, mit Ausnahme der beiden letzten Börsentage des Bezugsrechtshandels, betragen (jeweils der Mindestpreis). § 9 Abs. 1 AktG bleibt unberührt.

Der Options- bzw. Wandlungspreis kann unbeschadet des § 9 Abs. 1 AktG aufgrund einer Verwässerungsschutzklausel nach näherer Bestimmung der Wandelanleihe- bzw. Optionsbedingungen dann ermäßigt werden, wenn die Gesellschaft während der Options- oder Wandlungsfrist unter Einräumung eines ausschließlichen Bezugsrechts an ihre Aktionäre oder durch eine Kapitalerhöhung aus Gesellschaftsmitteln das Grundkapital erhöht oder weitere Options- oder Wandelanleihen begibt bzw. Optionsrechte gewährt oder garantiert und den Inhabern schon bestehender Options- oder Wandlungsrechte hierfür kein Bezugsrecht eingeräumt wird, wie es ihnen nach Ausübung des Options- bzw. Wandlungsrechts zustehen würde. Die Ermäßigung des Options- bzw. Wandlungspreises kann auch durch eine Barzahlung oder Herabsetzung einer etwa vorgesehenen Zuzahlung bei Ausübung des Options- bzw. Wandlungsrechts oder bei der Erfüllung einer Wandlungspflicht bewirkt werden. Statt einer Zahlung in bar bzw. einer Herabsetzung der Zuzahlung kann auch – soweit möglich – das Umtauschverhältnis durch den ermäßigten Wandlungspreis angepasst werden. Die Bedingungen der Optionsrechte bzw. Wandelanleihe können darüber hinaus für den Fall der Kapitalherabsetzung oder anderer außerordentlicher Maßnahmen bzw. Ereignisse (wie z. B. ungewöhnlich hohe Dividenden, Kontrollerlangung durch Dritte) eine Anpassung der Options- bzw. Wandlungsrechte bzw. Wandlungspflichten vorsehen.

Die Anleihebedingungen können das Recht der Gesellschaft vorsehen, im Falle der Wandlung bzw. Optionsausübung nicht neue Aktien zu gewähren, sondern einen Geldbetrag zu zahlen, der für die Anzahl der anderenfalls zu liefernden Aktien dem nicht gewichteten durchschnittlichen Schlusskurs der Aktien der Q-Cells AG im Xetra-Handel der Frankfurter Wertpapierbörse oder in einem entsprechenden Nachfolgesystem während der zehn Börsentage vor oder nach Erklärung der Wandlung bzw. der Optionsausübung entspricht. Die Anleihebedingungen können auch vorsehen, dass die Options- bzw. Wandelanleihe nach Wahl der Gesellschaft statt in neue Aktien aus Bedingtem Kapital in bereits existierende Aktien der Gesellschaft oder einer börsennotierten anderen Gesellschaft gewandelt werden können bzw. das Wandlungs- oder Optionsrecht durch Lieferung solcher Aktien erfüllt werden kann.

Die Anleihebedingungen können auch eine Wandlungspflicht bzw. Optionspflicht zum Ende der Laufzeit (oder zu einem anderen Zeitpunkt) oder das Recht der Gesellschaft vorsehen, bei Endfälligkeit der Wandelschuldverschreibungen (dies umfasst auch eine Fälligkeit wegen Kündigung) den Anleihegläubigern ganz oder teilweise anstelle der Zahlung des fälligen Geldbetrags Aktien der Gesellschaft oder einer börsennotierten anderen Gesellschaft zu gewähren. In diesem Fall kann der Options- bzw. Wandlungspreis nach näherer Maßgabe der Anleihebedingungen dem Durchschnittskurs der Aktien der Gesellschaft in der Xetra-Schlussauktion an der Frankfurter Wertpapierbörse (oder einem vergleichbaren Referenzpreis in einem Nachfolgesystem) während der zehn Börsentage vor oder nach dem Tag der Endfälligkeit entsprechen, auch wenn dieser Durchschnittskurs unterhalb des oben genannten Mindestpreises (80%) liegt. Der anteilige Betrag des Grundkapitals der bei Wandlung auszugebenden Aktien darf den Nennbetrag der Wandelschuldverschreibungen nicht übersteigen.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Ausgabe und Ausstattung der Options- und/oder Wandelanleihen, insbesondere Zinssatz, Ausgabekurs, Laufzeit und Stückelung, Verwässerungsschutzbestimmungen, Options- bzw. Wandlungszeitraum sowie im vorgenannten Rahmen den Wandlungs- und Optionspreis zu bestimmen bzw. im Einvernehmen mit den Organen des die Options- bzw. Wandelanleihe begebenden Konzernunternehmens der Q-Cells AG festzulegen.

III. Es wird ein Bedingtes Kapital III wie folgt geschaffen:

Das Grundkapital wird um bis zu 14.765.442,00 Euro durch Ausgabe von bis zu 14.765.442 neuen, auf den Inhaber lautenden Stückaktien mit einem anteiligen Betrag des Grundkapitals von je 1,00 Euro bedingt erhöht (Bedingtes Kapital III). Die bedingte Kapitalerhöhung dient der Gewährung von Optionsrechten bzw. Optionspflichten nach Maßgabe der Optionsbedingungen an die Inhaber von Optionsscheinen aus Optionsanleihen bzw. von Umtauschrechten bzw. Umtauschpflichten nach Maßgabe der Wandelanleihebedingungen an die Inhaber von Wandelanleihen, die aufgrund des Ermächtigungsbeschlusses der Hauptversammlung vom heutigen Tag bis zum 31. Mai 2011 von der Gesellschaft oder einem nachgeordneten Konzernunternehmen ausgegeben werden. Die Ausgabe der neuen Aktien erfolgt zu dem nach Maßgabe des vorstehend bezeichneten Ermächtigungsbeschlusses jeweils zu bestimmenden Options- bzw. Wandlungspreis.

Die bedingte Kapitalerhöhung ist nur im Falle der Begebung der Options- bzw. Wandelanleihen und nur insoweit durchzuführen, als die Inhaber der Optionsscheine bzw. der Wandelanleihen von ihren Options- bzw. Umtauschrechten Gebrauch machen bzw. zur Wandlung bzw. Optionsausübung verpflichtete Inhaber von Anleihen ihre Verpflichtung zur Wandlung/Optionsausübung erfüllen und das Bedingte Kapital III nach Maßgabe der Options- bzw. Wandelanleihebedingungen benötigt wird. Die aufgrund der Ausübung des Options- bzw. Wandlungsrechts oder der Erfüllung der Wandlungs- bzw. Optionspflicht ausgegebenen neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie entstehen, am Gewinn teil.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen.

Der Aufsichtsrat wird ermächtigt, die Fassung von § 4 Abs. 1 und Abs. 7 der Satzung entsprechend der jeweiligen Ausgabe der Bezugsaktien anzupassen sowie alle sonstigen damit in Zusammenhang stehenden Anpassungen der Satzung vorzunehmen, die nur die Fassung betreffen, und diese zur Eintragung anzumelden. Entsprechendes gilt im Falle der Nichtausnutzung der Ermächtigung zur Ausgabe von Options- oder Wandelanleihen nach Ablauf des Ermächtigungszeitraums sowie im Falle der Nichtausnutzung des Bedingten Kapitals III nach Ablauf der Fristen für die Ausübung von Options- oder Wandlungsrechten bzw. für die Erfüllung von Wandlungs- bzw. Optionspflichten.

IV. § 4 Abs. 7 der Satzung (Grundkapital) wird geändert und wie folgt neu gefasst:

Das Grundkapital ist um bis zu 14.765.442,00 Euro durch Ausgabe von bis zu 14.765.442 neuen, auf den Inhaber lautenden Stückaktien mit einem anteiligen Betrag des Grundkapitals von je 1,00 Euro bedingt erhöht (Bedingtes Kapital III). Die bedingte Kapitalerhöhung dient der Gewährung von Optionsrechten bzw. Optionspflichten nach Maßgabe der Optionsbedingungen an die Inhaber von Optionsscheinen aus Optionsanleihen bzw. von Umtauschrechten bzw. Umtauschpflichten nach Maßgabe der Wandelanleihebedingungen an die Inhaber von Wandelanleihen, die aufgrund des Ermächtigungsbeschlusses der Hauptversammlung vom 29. Juni 2006 bis zum 31. Mai 2011 von der Gesellschaft oder einem nachgeordneten Konzernunternehmen ausgegeben werden. Die Ausgabe der neuen Aktien erfolgt zu dem nach Maßgabe des vorstehend bezeichneten Ermächtigungsbeschlusses jeweils zu bestimmenden Options- bzw. Wandlungspreis. Die bedingte Kapitalerhöhung ist nur im Falle der Begebung der Options- bzw. Wandelanleihen und nur insoweit durchzuführen, als die Inhaber der Optionsscheine bzw. der Wandelanleihen von ihren Options- bzw. Umtauschrechten Gebrauch machen bzw. zur Wandlung bzw. Optionsausübung verpflichtete Inhaber von Anleihen ihre Verpflichtung zur Wandlung/Optionsausübung erfüllen und das Bedingte Kapital III nach Maßgabe der Options- bzw. Wandelanleihebedingungen benötigt wird. Die aufgrund der Ausübung des Options- bzw. Wandlungsrechts oder der Erfüllung der Wandlungs- bzw. Optionspflicht ausgegebenen neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie entstehen, am Gewinn teil. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen. Der Aufsichtsrat ist ermächtigt, die Fassung von § 4 Abs. 1 und Abs. 7 der Satzung entsprechend der jeweiligen Ausgabe der Bezugsaktien anzupassen sowie alle sonstigen damit in Zusammenhang stehenden Anpassungen der Satzung vorzunehmen, die nur die Fassung betreffen, und diese zur Eintragung anzumelden. Entsprechendes gilt im Falle der Nichtausnutzung der Ermächtigung zur Ausgabe von Options- oder Wandelanleihen nach Ablauf des Ermächtigungszeitraums sowie im Falle der Nichtausnutzung des Bedingten Kapitals III nach Ablauf der Fristen für die Ausübung von Options- oder Wandlungsrechten bzw. für die Erfüllung von Wandlungs- bzw. Optionspflichten.

TOP 8

Beschlussfassung über die Erhöhung des Grundkapitals aus Gesellschaftsmitteln im Verhältnis eine alte Aktie zu einer neuen Aktie

Jeder Aktionär soll für jede Aktie eine zusätzliche Aktie (Gratisaktie) erhalten.

Aufgrund der möglichen Ausgabe von Bezugsaktien im Rahmen des Stock Option Programms 2003 bis zur Anmeldung der nachstehenden Kapitalerhöhung aus Gesellschaftsmitteln zur Eintragung ins Handelsregister steht derzeit noch nicht fest, in welchem endgültigen Umfang die Kapitalerhöhung aus Gesellschaftsmitteln durchgeführt wird. Durch die nachfolgende Formulierung der Beschlussfassung soll sichergestellt werden, dass stets ein glattes Bezugsverhältnis von einer alten Aktie zu einer neuen Aktie gewahrt wird.

Vorstand und Aufsichtsrat schlagen daher unter der Maßgabe, dass der Beschluss zu TOP 2 gefasst worden ist, vor, folgenden Beschluss zu fassen:

Das Grundkapital der Gesellschaft wird nach den Vorschriften des Aktiengesetzes über die Kapitalerhöhung aus Gesellschaftsmitteln (§§ 207 ff. AktG) im Verhältnis eine alte Aktie zu einer neuen Aktie von mindestens 36.913.604,00 Euro bis höchstens 37.300.000,00 Euro um mindestens 36.913.604,00 Euro bis höchstens 37.300.000,00 Euro auf mindestens 73.827.208,00 Euro bis höchstens 74.600.000,00 Euro erhöht durch

(i) Umwandlung der im Jahresabschluss der Gesellschaft zum 31. Dezember 2005 ausgewiesenen anderen Gewinnrücklagen i.S.v. § 266 Abs. 3 A. III. 4. HGB i.H.v. 2.502.315,04 Euro und

(ii) Umwandlung eines Teilbetrages i.H.v. mindestens 34.411.288,96 Euro bis höchstens 34.797.684,96 Euro der aufgrund der zu TOP 2 gebildeten anderen Gewinnrücklagen i.S.v. § 266 Abs. 3 A. III. 4. HGB i.H.v. 34.834.863,55 Euro.

Der Kapitalerhöhung wird der vom Vorstand und Aufsichtsrat festgestellte Jahresabschluss der Gesellschaft zum 31. Dezember 2005 zugrunde gelegt. Dieser ist mit dem uneingeschränkten Bestätigungsvermerk des Abschlussprüfers der Gesellschaft, der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Leipzig, versehen.

Die Kapitalerhöhung wird durchgeführt durch Ausgabe von mindestens 36.913.604 bis höchstens 37.300.000 neuen, auf den Inhaber lautenden Stückaktien ohne Nennbetrag, die an Aktionäre der Gesellschaft im Verhältnis eine alte Aktie zu einer neuen Aktie ausgegeben werden. Die neuen Aktien sind vom Beginn des Geschäftsjahres 2006 an gewinnbezugsberechtigt.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats die näheren Einzelheiten der Kapitalerhöhung festzusetzen.

Der Aufsichtsrat wird ermächtigt, § 4 Abs. 1 der Satzung (Grundkapital) gemäß der tatsächlichen Ausgabe von Bezugsaktien im Rahmen des Stock Option Programms 2003 bis zur Anmeldung der Kapitalerhöhung aus Gesellschaftsmitteln zum Handelsregister und unter Berücksichtigung vorstehender Kapitalerhöhung aus Gesellschaftsmitteln neu zu fassen.

Der Aufsichtsrat wird ferner ermächtigt, § 4 Abs. 5 der Satzung (Grundkapital) gemäß der tatsächlichen Ausgabe von Bezugsaktien im Rahmen des Stock Option Programms 2003 bis zur Anmeldung der Kapitalerhöhung aus Gesellschaftsmitteln zum Handelsregister und unter Berücksichtigung vorstehender Kapitalerhöhung aus Gesellschaftsmitteln und der damit

einhergehenden automatischen Erhöhung des Bedingten Kapitals I gemäß § 218 AktG neu zu fassen.

TOP 9

Beschlussfassung über die sich aus der Kapitalerhöhung aus Gesellschaftsmitteln gemäß TOP 8 der Tagesordnung ergebende Änderung von § 4 Abs. 6 und Abs. 7 der Satzung (Grundkapital)

Vorstand und Aufsichtsrat schlagen vor, mit Wirkung vom Tag der Eintragung des Beschlusses zu TOP 8 der Tagesordnung folgende Beschlüsse zu fassen:

1. § 4 Abs. 6 der Satzung (Grundkapital) wird in Anpassung an die unter TOP 8 beschlossene Kapitalerhöhung aus Gesellschaftsmitteln und die damit einhergehende automatische Erhöhung des Bedingten Kapitals II gemäß § 218 AktG wie folgt neu gefasst:

   Das Grundkapital der Gesellschaft ist um bis zu 2.609.688,00 Euro durch Ausgabe von bis zu 2.609.688 auf den Inhaber lautenden Stückaktien bedingt erhöht (Bedingtes Kapital II). Die bedingte Kapitalerhöhung dient der Einlösung von Bezugsrechten, zu deren Ausgabe der Vorstand von der Hauptversammlung am 16. August 2005 ermächtigt wurde. Die aus den ausgeübten Bezugsrechten hervorgehenden neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung des Bezugsrechts entstehen, am Gewinn teil. Die bedingte Kapitalerhöhung ist nur insoweit durchzuführen, als Bezugsrechte aus dem Bedingten Kapital II ausgegeben werden und die Inhaber der Bezugsrechte von ihrem Bezugsrecht Gebrauch machen. Der Aufsichtsrat ist ermächtigt, die Fassung von § 4 Abs. 1 und 6 der Satzung (Grundkapital) nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals oder nach Ablauf der Ermächtigungsfristen entsprechend zu ändern bzw. zur Eintragung anzumelden.

2. § 4 Abs. 7 der Satzung (Grundkapital), in der Fassung des Beschlusses zu TOP 7 Ziff. IV. der Tagesordnung, wird in Anpassung an die unter TOP 8 beschlossene Kapitalerhöhung aus Gesellschaftsmitteln und die damit einhergehende automatische Erhöhung des Bedingten Kapitals III gemäß § 218 AktG wie folgt neu gefasst:

   Das Grundkapital ist um bis zu 29.530.884,00 Euro durch Ausgabe von bis zu 29.530.884 neuen, auf den Inhaber lautenden Stückaktien mit einem anteiligen Betrag des Grundkapitals von je 1,00 Euro bedingt erhöht (Bedingtes Kapital III). Die bedingte Kapitalerhöhung dient der Gewährung von Optionsrechten bzw. Optionspflichten nach Maßgabe der Optionsbedingungen an die Inhaber von Optionsscheinen aus Optionsanleihen bzw. von Umtauschrechten bzw. Umtauschpflichten nach Maßgabe der Wandelanleihebedingungen an die Inhaber von Wandelanleihen, die aufgrund des

Ermächtigungsbeschlusses der Hauptversammlung vom 29. Juni 2006 bis zum 31. Mai 2011 von der Gesellschaft oder einem nachgeordneten Konzernunternehmen ausgegeben werden. Die Ausgabe der neuen Aktien erfolgt zu dem nach Maßgabe des vorstehend bezeichneten Ermächtigungsbeschlusses jeweils zu bestimmenden Options- bzw. Wandlungspreis. Die bedingte Kapitalerhöhung ist nur im Falle der Begebung der Options- bzw. Wandelanleihen und nur insoweit durchzuführen, als die Inhaber der Optionsscheine bzw. der Wandelanleihen von ihren Options- bzw. Umtauschrechten Gebrauch machen bzw. zur Wandlung bzw. Optionsausübung verpflichtete Inhaber von Anleihen ihre Verpflichtung zur Wandlung/Optionsausübung erfüllen und das Bedingte Kapital III nach Maßgabe der Options- bzw. Wandelanleihebedingungen benötigt wird. Die aufgrund der Ausübung des Options- bzw. Wandlungsrechts oder der Erfüllung der Wandlungs- bzw. Optionspflicht ausgegebenen neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie entstehen, am Gewinn teil. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen. Der Aufsichtsrat ist ermächtigt, die Fassung von § 4 Abs. 1 und Abs. 7 der Satzung entsprechend der jeweiligen Ausgabe der Bezugsaktien anzupassen sowie alle sonstigen damit in Zusammenhang stehenden Anpassungen der Satzung vorzunehmen, die nur die Fassung betreffen, und diese zur Eintragung anzumelden. Entsprechendes gilt im Falle der Nichtausnutzung der Ermächtigung zur Ausgabe von Options- oder Wandelanleihen nach Ablauf des Ermächtigungszeitraums sowie im Falle der Nichtausnutzung des Bedingten Kapitals III nach Ablauf der Fristen für die Ausübung von Options- oder Wandlungsrechten bzw. für die Erfüllung von Wandlungs- bzw. Optionspflichten.

TOP 10

Beschlussfassung über die Aufhebung des bestehenden Genehmigten Kapitals, Schaffung eines neuen Genehmigten Kapitals i.H.v. bis zu 36.913.604,00 Euro, korrespondierende Satzungsänderung sowie Ermächtigung zum Ausschluss des Bezugsrechts

Vorstand und Aufsichtsrat schlagen unter der Maßgabe, dass der Beschluss zu TOP 8 gefasst worden ist, vor, die folgenden Beschlüsse zu fassen:

1. Das bestehende Genehmigte Kapital wird aufgehoben.
2. Es wird ein neues Genehmigtes Kapital wie folgt geschaffen:

   Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital der Gesellschaft bis zum 31. Mai 2011

durch Ausgabe von bis zu 36.913.604 neuen auf den Inhaber lautenden Stückaktien gegen Sach- oder Bareinlagen einmalig oder mehrmals um bis zu insgesamt 36.913.604,00 Euro zu erhöhen (Genehmigtes Kapital) und dabei einen vom Gesetz abweichenden Beginn der Gewinnbeteiligung zu bestimmen. Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats über den Ausschluss des Bezugsrechts der Aktionäre zu entscheiden und die weiteren Einzelheiten der jeweiligen Kapitalerhöhung sowie die Bedingungen der Aktienausgabe festzulegen. Ein Bezugsrechtsausschluss ist jedoch nur zulässig für eine Kapitalerhöhung gegen Sacheinlagen, insbesondere zum Erwerb eines Unternehmens oder einer Beteiligung, für eine Ausgabe von Aktien an Mitarbeiter des Unternehmens oder eines verbundenen Unternehmens, für Spitzenbeträge oder gemäß § 186 Abs. 3 Satz 4 AktG für eine Kapitalerhöhung gegen Bareinlagen, die zehn vom Hundert des Grundkapitals nicht übersteigt und bei der der Ausgabebetrag den Börsenpreis nicht wesentlich unterschreitet.

Auf die Begrenzung sind der anteilige Betrag des Grundkapitals anzurechnen, auf den ein Bezugs- oder Umtauschrecht oder eine Bezugs- oder Umtauschpflicht besteht aufgrund von Options- oder Wandelanleihen, die unter Ausschluss des Bezugsrechts in entsprechender Anwendung von § 186 Abs. 3 Satz 4 AktG seit dem Zeitpunkt der Beschlussfassung über die vorliegende Ermächtigung ausgegeben worden sind, sowie die Veräußerung eigener Aktien, sofern sie aufgrund einer Ermächtigung gemäß § 71 Abs. 1 Nr. 8 Satz 5 i.V.m. § 186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts nach der Beschlussfassung über die vorliegende Ermächtigung erfolgt.

Der Aufsichtsrat wird ermächtigt, die Fassung von § 4 Abs. 1 und 4 der Satzung entsprechend dem Umfang der Kapitalerhöhung aus Genehmigtem Kapital zu ändern.

3. § 4 Abs. 4 der Satzung wird wie folgt neu gefasst:

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital der Gesellschaft bis zum 31. Mai 2011 durch Ausgabe von bis zu 36.913.604 neuen auf den Inhaber lautenden Stückaktien gegen Sach- oder Bareinlagen einmalig oder mehrmals um bis zu insgesamt 36.913.604,00 Euro zu erhöhen (Genehmigtes Kapital) und dabei einen vom Gesetz abweichenden Beginn der Gewinnbeteiligung zu bestimmen. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats über den Ausschluss des Bezugsrechts der Aktionäre zu entscheiden und die weiteren Einzelheiten der jeweiligen Kapitalerhöhung sowie die Bedingungen der Aktienausgabe festzulegen. Ein Bezugsrechtsausschluss ist jedoch nur zulässig für eine Kapitalerhöhung gegen Sacheinlagen, insbesondere zum Erwerb eines Unternehmens oder einer Beteiligung, für eine Ausgabe von Aktien an Mitarbeiter des Unternehmens oder eines verbundenen Unternehmens, für Spitzenbeträge oder gemäß § 186 Abs. 3 Satz 4 AktG für eine Kapitalerhöhung gegen Bareinlagen, die zehn vom Hundert des Grundkapitals nicht übersteigt und bei der der Ausgabebetrag den Börsenpreis nicht wesentlich unterschreitet. Auf die Begrenzung sind der anteilige Betrag des Grundkapitals anzurechnen, auf den ein Bezugs- oder Umtauschrecht oder eine

Bezugs- oder Umtauschpflicht besteht aufgrund von Options- oder Wandelanleihen, die unter Ausschluss des Bezugsrechts in entsprechender Anwendung von § 186 Abs. 3 Satz 4 AktG seit dem Zeitpunkt der Beschlussfassung über die vorliegende Ermächtigung ausgegeben worden sind, sowie die Veräußerung eigener Aktien, sofern sie aufgrund einer Ermächtigung gemäß § 71 Abs. 1 Nr. 8 Satz 5 i.V.m. § 186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts nach der Beschlussfassung über die vorliegende Ermächtigung erfolgt. Der Aufsichtsrat ist ermächtigt, die Fassung von § 4 Abs. 1 und 4 der Satzung entsprechend dem Umfang der Kapitalerhöhung aus Genehmigtem Kapital zu ändern.

TOP 11

Beschlussfassung über die Aufhebung der bestehenden Ermächtigung zum Erwerb eigener Aktien, neue Ermächtigung zum Erwerb eigener Aktien sowie Ermächtigung zum Ausschluss des Bezugsrechts

Vorstand und Aufsichtsrat schlagen vor, folgende Beschlüsse zu fassen:

1. Der Beschluss der Hauptversammlung vom 16. August 2005 zu TOP 15 über die bisherige Ermächtigung zum Erwerb eigener Aktien wird im Hinblick auf die nachstehende neue Ermächtigung aufgehoben.
2. Die Gesellschaft wird gemäß § 71 Abs. 1 Nr. 8 AktG ermächtigt, bis zum 30. November 2007 eigene Aktien der Gesellschaft bis zur Höhe von 10 % des – nach Eintragung des unter TOP 8 gefassten Beschlusses über die Kapitalerhöhung aus Gesellschaftsmitteln in das Handelsregister – bestehenden Grundkapitals zu erwerben.

   Die Ermächtigung kann ganz oder in Teilen, einmal oder mehrmals, in Verfolgung eines oder mehrerer Zwecke ausgeübt werden.

   Der Erwerb kann nach Wahl des Vorstands erfolgen durch ein öffentliches, an alle Aktionäre gerichtetes Kaufangebot bzw. durch eine öffentliche Aufforderung zur Abgabe eines solchen Angebots, durch ein an alle Aktionäre gerichtetes öffentliches Tauschangebot gegen Aktien i.S.v. § 3 Abs. 2 AktG eines börsennotierten Unternehmens bzw. durch eine öffentliche Aufforderung zur Abgabe eines solchen Angebots und über die Börse.

   Der von der Gesellschaft gezahlte Erwerbspreis je Stückaktie darf den Mittelwert der an der Frankfurter Wertpapierbörse oder einer ausländischen Börse, sofern die Q-Cells-Aktie dort notiert ist, während der letzten fünf Börsentage vor dem Erwerb der Aktien für die Aktien der Gesellschaft festgestellten Börsenkurse (ohne Erwerbsnebenkosten) um nicht mehr als 5 % überschreiten und 0,01 Euro nicht unterschreiten.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats Aktien der Gesellschaft, die aufgrund dieser Ermächtigung erworben werden, zu allen gesetzlich zulässigen Zwecken, insbesondere auch zu folgenden, zu verwenden:

a) um Aktien der Gesellschaft Dritten im Rahmen des Zusammenschlusses mit anderen Unternehmen oder im Rahmen des Erwerbs von Unternehmen oder Beteiligungen daran anbieten zu können; das Bezugsrecht der Aktionäre wird hierbei ausgeschlossen;

b) zur Ausgabe von Aktien im Rahmen des Stock Option Programms 2003, des Stock Option Programms 2005 und künftiger Mitarbeiterbeteiligungsprogramme; das Bezugsrecht der Aktionäre wird hierbei ausgeschlossen;

c) zur Veräußerung in anderer Weise als über die Börse oder durch ein Angebot an die Aktionäre, wenn die Aktien gegen Barzahlung zu einem Preis veräußert werden, der den Börsenpreis der Aktien der Gesellschaft zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet.

   In diesem Fall darf die Anzahl der unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 veräußerten Aktien insgesamt 10 % des Grundkapitals nicht überschreiten, und zwar weder im Zeitpunkt des Wirksamwerdens noch im Zeitpunkt der Ausübung dieser Ermächtigung. Auf diese Begrenzung sind diejenigen Aktien anzurechnen, die während der Laufzeit dieser Ermächtigung aus Genehmigtem Kapital unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 AktG ausgegeben wurden. Ferner sind auf diese Begrenzung diejenigen Aktien anzurechnen, die zur Bedienung von Options- oder Wandelanleihen ausgegeben wurden bzw. auszugeben sind, sofern diese während der Laufzeit dieser Ermächtigung unter Ausschluss des Bezugsrechts in entsprechender Anwendung des § 186 Abs. 3 Satz 4 AktG ausgegeben wurden.

d) Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats eigene Aktien der Q-Cells AG, die aufgrund der vorstehenden Ermächtigung erworben werden, einzuziehen, ohne dass die Einziehung oder die Durchführung der Einziehung eines weiteren Hauptversammlungsbeschlusses bedarf.

Der Beschluss steht unter der aufschiebenden Bedingung, dass der unter TOP 8 gefasste Beschluss über die Kapitalerhöhung aus Gesellschaftsmitteln in das Handelsregister eingetragen wird.

* * *

Berichte des Vorstands zu den TOP 7, 10 und 11 der Tagesordnung

Bericht des Vorstands zu TOP 7 der Tagesordnung gemäß §§ 221 Abs. 4 Satz 2, 186 Abs. 4 Satz 2 AktG

Zu TOP 7 Ziff. II. schlagen Vorstand und Aufsichtsrat vor, den Vorstand zur Ausgabe von Options- und/oder Wandelanleihen im Gesamtnennbetrag von bis zu 1.500 Millionen Euro und zum Ausschluss des Bezugsrechts zu ermächtigen. Der Vorstand erstattet gemäß §§ 221 Abs. 4 Satz 2, 186 Abs. 4 Satz 2 AktG über die Gründe für die Ermächtigung, das Bezugsrecht der Aktionäre bei der Ausgabe von Options- und/oder Wandelanleihen auszuschließen, diesen Bericht, der als Bestandteil dieser Einladung auch in der Hauptversammlung und vom Tag der Bekanntmachung der Einberufung der Hauptversammlung an in den Geschäftsräumen der Gesellschaft ausliegt, im Internet unter www.q-cells.com eingesehen werden kann und jedem Aktionär auf Verlangen übersandt wird:

Die zu TOP 7 vorgeschlagene Ermächtigung zur Ausgabe von Options- und/oder Wandelanleihen im Gesamtnennbetrag von bis zu 1.500 Millionen Euro und zum Ausschluss des Bezugsrechts sowie die Schaffung des dazugehörigen Bedingten Kapitals III von bis zu 14.765.442,00 Euro soll die unten noch näher erläuterten Möglichkeiten der Q-Cells AG zur Finanzierung ihrer Aktivitäten sichern und erweitern. Sie soll dem Vorstand mit Zustimmung des Aufsichtsrats insbesondere bei Eintritt günstiger Kapitalmarktbedingungen den Weg zu einer im Interesse der Gesellschaft liegenden flexiblen und zeitnahen Finanzierung eröffnen.

Den Aktionären steht grundsätzlich das gesetzliche Bezugsrecht auf die Options- bzw. Wandelanleihen zu (§ 221 Abs. 4 i.V.m. § 186 Abs. 1 AktG). Um die Abwicklung zu erleichtern, soll von der Möglichkeit Gebrauch gemacht werden, die Options- und/oder Wandelanleihen an ein Kreditinstitut, eine Gruppe von Kreditinstituten oder ein Konsortium von Kreditinstituten mit der Verpflichtung auszugeben, den Aktionären die Anleihen entsprechend ihrem Bezugsrecht anzubieten (mittelbares Bezugsrecht i.S.v. § 186 Abs. 5 AktG). Der Ausschluss des Bezugsrechts für Spitzenbeträge ermöglicht die Ausnutzung der erbetenen Ermächtigung durch runde Beträge. Dies erleichtert die Abwicklung des Bezugsrechts der Aktionäre. Der Ausschluss des Bezugsrechts zugunsten der Inhaber von bereits ausgegebenen Wandelanleihen und Optionsrechten hat den Vorteil, dass der Wandlungs- bzw. Optionspreis für die bereits ausgegebenen Wandlungs- bzw. Optionsrechte nicht ermäßigt zu werden braucht und dadurch insgesamt ein höherer Mittelzufluss ermöglicht wird. Beide Fälle des Bezugsrechtsausschlusses liegen daher im Interesse der Gesellschaft und ihrer Aktionäre. Der Ausgabebetrag für die neuen Aktien muss mit Ausnahme einer Wandlungspflicht jeweils mindestens 80 % des zeitnah zur Ausgabe der Wandel- und/oder Optionsanleihen ermittelten Börsenkurses entsprechen. Durch die Möglichkeit eines Zuschlags (der sich nach der Laufzeit der Options- bzw. Wandelanleihe erhöhen kann) wird die Voraussetzung dafür geschaffen, dass die Bedingungen der Wandel- bzw. Optionsanleihen den jeweiligen Kapitalmarktverhältnissen zum Zeitpunkt ihrer Ausgabe Rechnung tragen können.

Der Vorstand wird ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre vollständig auszuschließen, wenn die Ausgabe der Options- und/oder Wandelanleihen zu einem Kurs erfolgt, der den Marktwert dieser Anleihen nicht wesentlich unterschreitet. Hierdurch erhält die Gesellschaft die Möglichkeit, günstige Marktsituationen sehr kurzfristig und schnell zu nutzen und durch eine marktnahe Festsetzung der Konditionen bessere Bedingungen bei der Festlegung von Zinssatz, Options- bzw. Wandlungspreis und Ausgabepreis der Options- bzw. Wandelanleihen zu erreichen. Eine marktnahe Konditionenfestsetzung und reibungslose Platzierung wäre bei Wahrung des Bezugsrechts nicht möglich. Zwar gestattet § 186 Abs. 2 AktG eine Veröffentlichung des Bezugspreises (und damit bei Wandel- bzw. Optionsanleihen der Konditionen dieser Anleihe) bis zum drittletzten Tag der Bezugsfrist. Angesichts der häufig zu beobachtenden Volatilität an den Aktienmärkten besteht aber auch dann ein Marktrisiko über mehrere Tage, welches zu Sicherheitsabschlägen bei der Festlegung der Anleihekonditionen und so zu nicht marktnahen Konditionen führt. Auch ist bei Bestand eines Bezugsrechts wegen der Ungewissheit von dessen Ausübung (Bezugsverhalten) die erfolgreiche Platzierung bei Dritten gefährdet bzw. mit zusätzlichen Aufwendungen verbunden. Schließlich kann bei Einräumung eines Bezugsrechts die Gesellschaft wegen der Länge der Bezugsfrist nicht kurzfristig auf günstige bzw. ungünstige Marktverhältnisse reagieren, sondern ist rückläufigen Aktienkursen während der Bezugsfrist ausgesetzt, die zu einer für die Gesellschaft ungünstigen Eigenkapitalbeschaffung führen können.

Für diesen Fall eines vollständigen Ausschlusses des Bezugsrechts gilt gemäß § 221 Abs. 4 Satz 2 AktG die Bestimmung des § 186 Abs. 3 Satz 4 AktG sinngemäß. Um die dort geregelte Grenze für Bezugsrechtsausschlüsse von 10 % des Grundkapitals *einzuhalten, ist die Ausgabe von neuen Aktien auf einen anteiligen* Betrag des Grundkapitals der Gesellschaft von bis zu 10 % nach näherer Maßgabe des Beschlussinhalts beschränkt. Auf diese Begrenzung sind diejenigen Aktien anzurechnen, die während der Laufzeit dieser Ermächtigung aus Genehmigtem Kapital unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 AktG ausgegeben wurden, sowie eigene Aktien, die die Gesellschaft auf Grundlage einer Rückkaufermächtigung erworben und unter Ausschluss des Bezugsrechts entsprechend § 186 Abs. 3 Satz 4 AktG veräußert hat. Dadurch wird eine „mehrfache" Ausnutzung der 10 %-Grenze vermieden. Aus § 186 Abs. 3 Satz 4 AktG ergibt sich ferner, dass der Ausgabepreis den Börsenpreis nicht wesentlich unterschreiten darf. Hierdurch soll sichergestellt werden, dass eine nennenswerte wirtschaftliche Verwässerung des Werts der Aktien nicht eintritt. Ob ein solcher Verwässerungseffekt bei der bezugsrechtsfreien Ausgabe von Wandel- bzw. Optionsanleihen eintritt, kann ermittelt werden, indem der hypothetische Börsenpreis der Wandel- bzw. Optionsanleihen nach anerkannten, insbesondere finanzmathematischen Methoden errechnet und mit dem Ausgabepreis verglichen wird. Liegt nach pflichtgemäßer Prüfung dieser Ausgabepreis nur unwesentlich unter dem hypothetischen Börsenpreis zum Zeitpunkt der Begebung der Wandel- oder Optionsanleihen, ist nach dem Sinn und Zweck der Regelung des § 186 Abs. 3 Satz 4 AktG ein Bezugsrechtsausschluss wegen des nur unwesentlichen Abschlags zulässig. Die Ermächtigung sieht deshalb vor, dass der Vorstand vor Ausgabe der Wandel- bzw. Optionsanleihen nach pflichtgemäßer Prüfung zu der Auffassung gelangen muss, dass der vorgesehene Ausgabepreis zu keiner nennenswerten Verwässerung des Werts der Aktien führt. Damit würde der

rechnerische Marktwert eines Bezugsrechts auf beinahe null sinken, so dass den Aktionären durch den Bezugsrechtsausschluss kein nennenswerter wirtschaftlicher Nachteil entstehen kann. Soweit es der Vorstand in der jeweiligen Situation für angemessen hält, sachkundigen Rat einzuholen, kann er sich der Unterstützung durch Experten bedienen. So können die die Emission begleitenden Konsortialbanken dem Vorstand in geeigneter Form versichern, dass eine nennenswerte Verwässerung des Werts der Aktien nicht zu erwarten ist. Unabhängig von dieser Prüfung durch den Vorstand ist eine marktgerechte Konditionenfestsetzung und damit die Vermeidung einer nennenswerten Wertverwässerung im Falle der Durchführung eines Bookbuilding-Verfahrens gewährleistet. Bei diesem Verfahren werden die Options- bzw. Wandelanleihen zwar zu einem festen Ausgabepreis angeboten; jedoch werden einzelne Bedingungen der Options- bzw. Wandelanleihen (z. B. Zinssatz und Wandlungs- bzw. Optionspreis) auf der Grundlage der von Investoren abgegebenen Kaufanträge festgelegt und so der Gesamtwert der Anleihe marktnah bestimmt. All dies stellt sicher, dass eine nennenswerte Verwässerung des Werts der Aktien durch den Bezugsrechtsausschluss nicht eintritt.

Außerdem haben die Aktionäre die Möglichkeit, ihren Anteil am Grundkapital der Gesellschaft auch nach Ausübung von Wandlungs- oder Optionsrechten jederzeit durch Zukäufe von Aktien über die Börse aufrechtzuerhalten. Demgegenüber ermöglicht die Ermächtigung zum Bezugsrechtsausschluss der Gesellschaft marktnahe Konditionenfestsetzung, größtmögliche Sicherheit hinsichtlich der Platzierbarkeit bei Dritten und die kurzfristige Ausnutzung günstiger Marktsituationen.

Bericht des Vorstands zu TOP 10 der Tagesordnung gemäß §§ 203 Abs. 2 Satz 2, 186 Abs. 4 Satz 2 AktG

Zu TOP 10 Ziff. 2. der Tagesordnung schlagen Vorstand und Aufsichtsrat vor, ein neues Genehmigtes Kapital zu schaffen und dabei den Vorstand zu ermächtigen, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen. Der Vorstand erstattet gemäß §§ 203 Abs. 2 Satz 2, 186 Abs. 4 Satz 2 AktG über die Gründe für die Ermächtigung des Vorstands, das Bezugsrecht der Aktionäre bei der Ausnutzung Genehmigten Kapitals auszuschließen, diesen Bericht, der als Bestandteil dieser Einladung auch in der Hauptversammlung und vom Tag der Bekanntmachung der Einberufung der Hauptversammlung an in den Geschäftsräumen der Gesellschaft ausliegt, im Internet unter www.q-cells.com eingesehen werden kann und jedem Aktionär auf Verlangen übersandt wird:

Es entspricht der erklärten Absicht der Q-Cells AG, ihre Wettbewerbsposition kurz- oder mittelfristig durch gezielte Akquisitionen weiter zu verstärken und auszubauen.

Nach übereinstimmender Auffassung von Vorstand und Aufsichtsrat ist es gerechtfertigt, bei der Ausnutzung des vorgeschlagenen Genehmigten Kapitals gegen Sacheinlagen den Vorstand zu ermächtigen, mit der Zustimmung des Aufsichtsrats über den Ausschluss des Bezugsrechts der Aktionäre zu entscheiden. Damit wird die Q-Cells AG im Rahmen ihrer

Akquisitionspolitik in die Lage versetzt, in geeigneten Einzelfällen Unternehmen oder Beteiligungen nicht nur im Wege einer Barkaufpreiszahlung, sondern auch durch Überlassung von Aktien der Q-Cells AG erwerben zu können. Die Praxis zeigt, dass in verschiedenen Fällen die Anteilseigner attraktiver Akquisitionsobjekte als Gegenleistung für die Veräußerung die Verschaffung von Aktien der erwerbenden Gesellschaft verlangen. Um auch solche Unternehmen erwerben zu können, muss die Q-Cells AG die Möglichkeit haben, ihr Grundkapital gegen Sacheinlage unter Bezugsrechtsausschluss zu erhöhen. Da eine Kapitalerhöhung bei sich abzeichnenden Erwerbsmöglichkeiten mit komplexen Transaktionsstrukturen im Wettbewerb mit anderen, auch potenziellen Erwerbsinteressenten kurzfristig erfolgen muss, ist der Weg über die Schaffung eines Genehmigten Kapitals erforderlich.

Der Umfang der Ermächtigung zum Ausschluss des Bezugsrechts der Aktionäre im Rahmen der vorgeschlagenen Schaffung des Genehmigten Kapitals entspricht mit 50 % des Grundkapitals der Q-Cells AG der gesetzlichen Regelung. Im Hinblick auf das Bestreben der Q-Cells AG, ihre Wettbewerbspositionen in den von ihr bearbeiteten und rasch wachsenden Märkten kurz- und mittelfristig durch gezielte Akquisitionen zu verstärken und auszubauen, ist der vorgeschlagene Handlungsrahmen erforderlich.

Der Vorstand wird jeweils im Einzelfall sorgfältig prüfen, ob er von der Ermächtigung zur Kapitalerhöhung unter Bezugsrechtsausschluss Gebrauch machen soll, wenn sich Möglichkeiten zum Erwerb von Unternehmen konkretisieren. Er wird das Bezugsrecht der Aktionäre nur dann ausschließen, wenn sich der Erwerb im Rahmen der Akquisitionsvorhaben hält, die der Hauptversammlung in diesem Bericht abstrakt umschrieben worden sind, und wenn der Erwerb gegen Ausgabe von Aktien der Q-Cells AG im wohlverstandenen Interesse der Gesellschaft liegt. Über die Einzelheiten der Ausnutzung des Genehmigten Kapitals wird der Vorstand in der Hauptversammlung berichten, die auf einen etwaigen Erwerb gegen Ausgabe von Aktien der Q-Cells AG folgt.

Der Vorstand soll ferner ermächtigt werden, das gesetzliche Bezugsrecht der Aktionäre mit Zustimmung des Aufsichtsrats für eine Ausgabe von Aktien an Mitarbeiter des Unternehmens oder eines verbundenen Unternehmens auszuschließen. Diese Möglichkeit entspricht § 202 Abs. 4 AktG, der die Beteiligung von Mitarbeitern ebenso wie § 71 Abs. 1 Nr. 2 AktG privilegiert. Es entspricht der Überzeugung von Vorstand und Aufsichtsrat, durch eine Beteiligung der Mitarbeiter eine stärkere Identifikation mit den Unternehmenszielen zu erreichen und dadurch alle Mitarbeiter zu verstärktem Einsatz zu motivieren. Die Erstreckung auf Mitarbeiter verbundener Unternehmen entspricht der gesetzlichen Vorgabe von § 71 Abs. 1 Nr. 2 AktG.

Der Vorstand soll darüber hinaus ermächtigt werden, das gesetzliche Bezugsrecht der Aktionäre mit Zustimmung des Aufsichtsrats für so genannte Spitzenbeträge auszuschließen. Spitzenbeträge entstehen infolge des Bezugsverhältnisses und können nicht mehr gleichmäßig auf alle Aktionäre verteilt werden. Auch bei der Ausnutzung des Genehmigten Kapitals im Rahmen von Barkapitalerhöhungen kann sich das Grundkapital in einer Weise entwickeln, die glatte Bezugsverhältnisse kaum noch zulässt. Insofern handelt es sich beim Ausschluss des Bezugsrechts für Spitzenbeträge um eine Maßnahme zur Erhaltung

einfacher und praktikabler Bezugsverhältnisse. Die danach vom Bezugsrecht auszunehmenden Teilbeträge sind nur von untergeordneter Größenordnung. Sofern glatte Bezugsverhältnisse problemlos möglich sind, wird ein Ausschluss des Bezugsrechts der Aktionäre für Spitzenbeträge nicht erfolgen.

Der Vorstand soll schließlich ermächtigt werden, das gesetzliche Bezugsrecht der Aktionäre mit Zustimmung des Aufsichtsrats für Barkapitalerhöhungen in Höhe von bis zu 10 % des Grundkapitals bei einer Ausgabe der Aktien nahe dem Börsenpreis auszuschließen. Diese Möglichkeit entspricht der Regelung des § 186 Abs. 3 Satz 4 AktG. Der Höchstbetrag von 10 % des Grundkapitals bezieht sich auf die gegenwärtige Höhe des Grundkapitals. Auf die 10 %-Grenze wird dabei angerechnet der anteilige Betrag des Grundkapitals, auf den Bezugs- oder Umtauschrechte oder -pflichten aufgrund von Wandel- oder Optionsschuldverschreibungen bestehen, die unter Ausschluss des Bezugsrechts entsprechend § 186 Abs. 3 Satz 4 AktG ausgegeben wurden, sowie eigene Aktien, die die Gesellschaft auf Grundlage einer Rückkaufermächtigung erworben und unter Ausschluss des Bezugsrechts entsprechend § 186 Abs. 3 Satz 4 AktG veräußert hat. Dadurch wird eine „mehrfache" Ausnutzung der 10 %-Grenze vermieden. Der Ausgabebetrag der später auszugebenden jungen Aktien wird sich an der Notierung der Aktie der Q-Cells AG in dem Marktsegment orientieren, in dem die Aktie zum Zeitpunkt der Kapitalerhöhung notiert ist, und wird diese Notierung nicht wesentlich unterschreiten. Durch diese Ermächtigung sollen der Gesellschaft kurzfristige Kapitalmaßnahmen über die Börse in einem günstigen Börsenumfeld ermöglicht werden.

Dieses Interesse der Gesellschaft wird auch nach der Auffassung des Gesetzgebers (vgl. § 186 Abs. 3 Satz 4 AktG) nicht vom Interesse der einzelnen Aktionäre überwogen. Dies liegt insbesondere daran, dass keine Verwässerung erfolgt, da die Ausgabe der Aktien nahe am Börsenpreis erfolgen soll. Ferner kann der Aktionär durch Zukauf von Aktien seine Beteiligungsquote an der Gesellschaft halten. Dies ist auch praktisch möglich, da es sich lediglich um Kapitalerhöhungen in Höhe von insgesamt bis zu 10 % des Grundkapitals der Gesellschaft, also in einem geringen Umfang, handeln kann.

Bericht des Vorstands zu TOP 11 gemäß §§ 71 Abs. 1 Nr. 8, 186 Abs. 4 Satz 2 AktG

Der Vorstand erstattet gemäß §§ 71 Abs. 1 Nr. 8, 186 Abs. 4 Satz 2 AktG über die Gründe für die Ermächtigung des Vorstands, das Bezugsrecht der Aktionäre bei einer Verwendung der Aktien zu den in TOP 11 Ziff. 2. lit. a), b) und c) genannten Zwecken auszuschließen, diesen Bericht, der als Bestandteil dieser Einladung auch in der Hauptversammlung und vom Tag der Bekanntmachung der Einberufung der Hauptversammlung an in den Geschäftsräumen der Gesellschaft ausliegt, im Internet unter www.q-cells.com eingesehen werden kann und jedem Aktionär auf Verlangen übersandt wird:

TOP 11 Ziff. 2. enthält den Vorschlag von Vorstand und Aufsichtsrat, die Gesellschaft zu ermächtigen, bis zum 30. November 2007 eigene Aktien im Umfang von bis zu 10 % des Grundkapitals zu erwerben.

§ 71 Abs. 1 Nr. 8 AktG gestattet es, neben dem Erwerb und der Veräußerung über die Börse auch andere Formen des Erwerbs und der Veräußerung vorzusehen. So soll die Gesellschaft insbesondere die Möglichkeit erhalten, eigene Aktien durch ein öffentliches, an die Aktionäre der Gesellschaft zu richtendes Kaufangebot zu erwerben. Dabei ist der aktienrechtliche Gleichbehandlungsgrundsatz zu beachten. Die Gesellschaft soll auch die Möglichkeit erhalten, als Gegenleistung anstelle von Geld Aktien eines i.S.v. § 3 Abs. 2 AktG börsennotierten Unternehmens anzubieten. Als börsennotiert gelten Gesellschaften, deren Aktien zu einem Markt zugelassen sind, der von staatlich anerkannten Stellen geregelt und überwacht wird, regelmäßig stattfindet und für das Publikum mittelbar oder unmittelbar zugänglich ist. Damit wird der Gesellschaft größere Flexibilität eingeräumt, als wenn nur der Erwerb gegen Barleistung möglich wäre.

Die erworbenen eigenen Aktien sollen unter Ausschluss des Bezugsrechts der Aktionäre dazu verwendet werden dürfen, sie im Rahmen des Zusammenschlusses mit Unternehmen oder im Rahmen des Erwerbs von Unternehmen oder Beteiligungen daran anbieten zu können. Hiermit soll der Gesellschaft die im internationalen Wettbewerb notwendige Flexibilität gegeben werden, um sich bietende Gelegenheiten zum Erwerb von Unternehmen oder Unternehmensbeteiligungen schnell und flexibel nutzen zu können. So kann sich in Verhandlungen durchaus die Notwendigkeit ergeben, als Gegenleistung nicht Geld, sondern Aktien bereitstellen zu müssen. Die Möglichkeit, eigene Aktien als Gegenleistung anbieten zu können, schafft damit einen Vorteil im Wettbewerb um interessante Akquisitionsobjekte sowie den nötigen Spielraum, sich bietende Gelegenheiten zum Erwerb von Unternehmen, Unternehmensbeteiligungen oder anderen Wirtschaftsgütern liquiditätsschonend nutzen zu können. Dies kann auch unter dem Gesichtspunkt einer optimalen Finanzierungsstruktur sinnvoll sein. Bei der Festlegung der Bewertungsrelation wird der Vorstand sicherstellen, dass die Interessen der Aktionäre angemessen gewahrt werden.

Konkrete Pläne für das Ausnutzen dieser Ermächtigung bestehen derzeit nicht. Der Vorstand wird der Hauptversammlung auf der ordentlichen Hauptversammlung jeweils Bericht über die Ausnutzung dieser Ermächtigung erstatten.

Die vorstehende Ermächtigung zum Erwerb eigener Aktien soll darüber hinaus zur Ausgabe von Aktien der Q-Cells AG im Rahmen des Stock Option Programms 2003, des Stock Option Programms 2005 und künftiger Mitarbeiterbeteiligungsprogramme dienen. Dies kann anstelle von oder in Kombination mit einer Kapitalerhöhung eine sinnvolle Alternative sein. Dabei beinhaltet der Vorschlag einen Ausschluss des Bezugsrechts für den Fall, dass die Aktien zu dem genannten Zweck ausgegeben werden.

Nach Ansicht der Q-Cells AG gehört zu einer an den Aktionärsinteressen ausgerichteten Geschäftspolitik ein modernes und breit angelegtes Vergütungssystem unter Einbeziehung der Ausgabe von Aktienoptionen. Die Erfahrung zeigt, dass die Beteiligung der Mitarbeiter und der Vorstände durch Aktienoptionen motivationssteigernd wirkt, eine höhere Identifizierung mit dem Unternehmen schafft sowie die Interessen der Aktionäre mit denjenigen der Geschäftsführung und der Mitarbeiter in Übereinstimmung bringt. Aus diesem Grund sind die Stock Option Programme 2003 und 2005 eingeführt worden.

Durch die vorgeschlagene Möglichkeit, die Stock Option Programme 2003 und 2005 aus eigenen Aktien bedienen zu können, entsteht für den Vorstand bei der Ausgabe der Aktien ein größerer Handlungsspielraum, den er entsprechend der jeweiligen Situation nach den Interessen der Gesellschaft und damit auch der Aktionäre wahrnehmen wird.

Diese Möglichkeit entspricht § 71 Abs. 1 Nr. 2 AktG, welcher die Möglichkeit zur Bedienung von Aktienoptionen aus erworbenen eigenen Aktien ausdrücklich vorsieht.

Durch die Festlegung des Basispreises für die Bezugsaktie auf die Höhe des Wertes der Aktie bei Ausgabe der Bezugsrechte wird eine Verwässerung des Aktienbesitzes der Altaktionäre so weit wie irgend möglich vermieden.

Die erworbenen eigenen Aktien sollen auch außerhalb der Börse gegen Barleistung unter Ausschluss des Bezugsrechts veräußert werden können. Voraussetzung dafür ist, dass die Aktien gegen Barzahlung zu einem Preis veräußert werden, der den Börsenpreis von Aktien der Gesellschaft zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet. Mit dieser Ermächtigung wird von der in § 71 Abs. 1 Nr. 8 AktG in entsprechender Anwendung des § 186 Abs. 3 Satz 4 AktG zugelassenen Möglichkeit zum erleichterten Bezugsrechtsausschluss Gebrauch gemacht. Dem Gedanken des Verwässerungsschutzes der Aktionäre wird dadurch Rechnung getragen, dass die Aktien nur zu einem Preis veräußert werden dürfen, der den maßgeblichen Börsenkurs nicht wesentlich unterschreitet. Die endgültige Festlegung des Veräußerungspreises für die eigenen Aktien geschieht zeitnah vor der Veräußerung. Der Vorstand wird einen eventuellen Abschlag vom Börsenkurs so niedrig bemessen, wie dies nach den zum Zeitpunkt der Platzierung vorherrschenden Marktbedingungen möglich ist. Der Abschlag vom Börsenpreis zum Zeitpunkt der Ausnutzung der Ermächtigung wird keinesfalls mehr als 5 % des aktuellen Börsenkurses betragen. Diese Ermächtigung gilt mit der Maßgabe, dass die unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 AktG ausgegebenen Aktien insgesamt 10 % des Grundkapitals nicht überschreiten dürfen, und zwar weder im Zeitpunkt des Wirksamwerdens noch im Zeitpunkt der Ausübung dieser Ermächtigung. Auf diese Begrenzung sind diejenigen Aktien anzurechnen, die während der Laufzeit dieser Ermächtigung aus Genehmigtem Kapital unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 AktG ausgegeben wurden. Ferner sind auf diese Begrenzung diejenigen Aktien anzurechnen, die zur Bedienung von Wandlungs- oder Optionsanleihen ausgegeben wurden bzw. auszugeben sind, sofern diese während der Laufzeit dieser Ermächtigung unter Ausschluss des Bezugsrechts in entsprechender Anwendung des § 186 Abs. 3 Satz 4 AktG ausgegeben wurden. Mit dieser Beschränkung und dem Umstand, dass sich der Ausgabepreis am Börsenkurs zu orientieren hat, werden die Vermögens- und Stimmrechtsinteressen der Aktionäre angemessen gewahrt. Die Ermächtigung liegt im Interesse der Gesellschaft, weil sie ihr zu größerer Flexibilität verhilft. Sie ermöglicht es beispielsweise, eigene Aktien an institutionelle Anleger zu veräußern oder neue Investorenkreise zu erschließen.

* * *

Teilnahme an der Hauptversammlung und Nachweis des Anteilsbesitzes

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nach § 17 Abs. 1 und 2 der Satzung nur diejenigen Aktionäre berechtigt, die ihre Teilnahme vor der Hauptversammlung bei der Gesellschaft rechtzeitig anmelden und der Gesellschaft ihren Anteilsbesitz nachweisen. Die **Anmeldung** muss der Gesellschaft in Textform zugehen. Der **Nachweis des Anteilsbesitzes** muss durch einen von dem depotführenden Institut in Textform erstellten Nachweis erfolgen. Der Nachweis des depotführenden Instituts hat sich auf den Beginn des 8. Juni 2006 (0:00 Uhr Mitteleuropäische Sommerzeit – MESZ) zu beziehen. Sowohl die Anmeldung als auch der Nachweis des Anteilsbesitzes müssen der Gesellschaft jeweils spätestens am **22. Juni 2006** unter der folgenden Adresse zugehen:

Q-Cells AG
c/o Dresdner Bank AG
OSS SO Hauptversammlungen
Jürgen-Ponto-Platz 1
60301 Frankfurt am Main
Telefax: + 49 (0) 69 / 263 - 15263
E-Mail: tbhvservice@dresdner-bank.com

Nach Eingang von Anmeldung und Nachweis des Anteilsbesitzes bei der Gesellschaft unter der genannten Adresse werden den Aktionären Eintrittskarten für die Hauptversammlung ausgestellt, die ihnen als Ausweis für die Teilnahme an der Hauptversammlung und Ausübung des Stimmrechts dienen.

Stimmrechtsvertretung

Die Aktionäre können ihr Stimmrecht in der Hauptversammlung auch durch Bevollmächtigte, z.B. ein Kreditinstitut, eine Aktionärsvereinigung oder eine andere Person ihrer Wahl, ausüben lassen. Voraussetzung hierfür ist, dass zuvor eine Eintrittskarte nach Anmeldung und Nachweis des Anteilsbesitzes ausgestellt wurde. Entsprechende Vollmachtsvordrucke werden den Aktionären zusammen mit der Eintrittskarte übersandt.

Q-Cells AG bietet ihren Aktionären an, dass sie sich nach Maßgabe ihrer Weisungen auch durch Mitarbeiter der Gesellschaft in der Hauptversammlung vertreten lassen können.

Die Bevollmächtigung kann schriftlich, per Telefax oder per E-Mail erfolgen. Weitere Einzelheiten zur Ausübung des Stimmrechts durch Bevollmächtigte ergeben sich aus den Unterlagen, die den Aktionären gemeinsam mit der Eintrittskarte übersandt werden.

Anträge von Aktionären

Anträge von Aktionären gemäß § 126 AktG und Wahlvorschläge für die Wahl des Abschluss- und Konzernabschlussprüfers gemäß § 127 AktG müssen in Textform innerhalb der gesetzlichen Fristen an folgende Anschrift gerichtet werden:

Q-Cells AG
- Recht -
Guardianstraße 16
06766 Thalheim
Telefax.: +49 (0) 3494 / 668 - 777
E-Mail: investor@q-cells.com

Anderweitig adressierte Anträge werden für die Zugänglichmachung nach §§ 126, 127 AktG nicht berücksichtigt. Fristgerecht eingehende Anträge und Wahlvorschläge werden unverzüglich unter der Internetadresse www.q-cells.com veröffentlicht. Stellungnahmen der Verwaltung zu etwaigen Anträgen werden ebenfalls dort veröffentlicht.

Thalheim, im Mai 2006

Q-Cells Aktiengesellschaft

- Der Vorstand -

‹‹‹ ›››

Q.CELLS

Adhoc-announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q-Cells AG raises sales by 132%
Net income jumps by 237%

Thalheim, February 28, 2006: Q-Cells AG (QCE; WKN 555866) has published its preliminary full-year results for 2005 (with the Group reporting to IFRS for the first time). Sales surged by 132% to €299.4 million (2004: €128.7 million). With a total output of 165.7 MWp (2004: 75.9 MWp) the company is continuing on its path of growth and at the end of 2005 was one of the world's three largest producers of solar cells.

Earnings before interest and tax (EBIT) more than trebled year on year to €63.2 million (2004: €19.6 million). Despite the pro rata inclusion of the start-up losses incurred by the building of the production lines at affiliates CSG Solar AG and EverQ GmbH, net income jumped by 233% to €39.9 million (2004: €12 million).

At the end of 2005, the world's largest independent manufacturer of solar cells had an annual production capacity of 234 MWp (equating to a nominal capacity of 292 MWp) at its site in Thalheim and employed 767 people. It raised its export ratio sharply to 36.8% (2004: 25.8%) as part of its strategy of internationalization.

Further details of the 2005 financial year can be found in the latest corporate presentation under the Investor Relations section on Q-Cells AG's website at www.q-cells.com.

Additional Information:

ISIN: DE0005558662
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)
Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Adhoc-announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q-Cells AG provides outlook for 2006: German solar company seeks to achieve at least 50 percent growth in sales and net income

Thalheim, April 5, 2006 - Q-Cells AG (QCE; ISIN 555866) has provided its first outlook for fiscal year 2006. The company expects to be able to increase both sales and net income by at least 50 percent. The outlook is based on the favourable development of business in the first quarter of 2006 as well as the secured supply with the preliminary product silicon wafers. Thus Q-Cells AG anticipates sales to be not less than EUR 450 million (2005: EUR 299.4 million). EBIT margin is supposed to remain stable at 21 per cent and net income to increase to at least EUR 60 million (2005: EUR 39.9 million).

Additional Information:

ISIN: DE0005558662
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)
Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Ad hoc announcement according to § 15 WpHG (German Securities Trading Act)

Q-Cells publishes preliminary figures for first quarter of 2006:

Sales up 116%, net income up 138%

Thalheim, April 18, 2006 - Q-Cells AG (QCE; WKN 555866) presents its Annual Report for 2005 as well as the first preliminary figures for the first quarter of 2006 at the Annual Press Conference held on Wednesday, April 19, 2006.

Q-Cells AG, the European market leader and world's second-largest manufacturer of solar cells, has continued on a growth course, increasing production for the **first quarter of 2006** by 80% to 53.7 MWp (Q1 2005: 29.9 MWp). Sales increased by 116% to EUR 114 million (Q1 2005: EUR 52.8 million). Earnings before interest and taxes (EBIT) and net income rose disproportionately high, increasing 129% and 138% respectively to EUR 24 million (Q1 2005: EUR 10.5 million) and EUR 15.5 million (Q1 2005: EUR 6.5 million) respectively.

Based on the preliminary figures for the first quarter 2006 and the current contracted and secured supply of silicon wafers, an input product, the company at present expects to increase production to approx. 255 MWp in **fiscal 2006** (2005: 165.7 MWp). For fiscal 2006, Q-Cells accordingly anticipates sales of approx. EUR 480 million (2005: EUR 299.4 million), EBIT of approx. EUR 100 million (2005: EUR 63.2 million) and net income of approx. EUR 65 million (2005: 39.9 million).

Q-Cells AG will continue with the scheduled **expansion of production capacities** by completing production line IV and expanding and optimizing lines I-IV by the end of 2006. This should increase production capacity to 336 MWp (equal to a nominal capacity of 420 MWp) by the end of 2006. For 2007, a production increase to 316 MWp is expected.

The **contracted and secured supply of silicon and silicon wafers**, the input materials for solar cell production, will enable the company to expand production capacities. Q-Cells AG has already contracted for wafer and silicon supplies for a total output of 256 MWp in 2006.

A foundation for continued growth in the following years has also been laid: Delivery quantities of 298 MWp have been secured for 2007, 389 MWp for 2008 and 1,178 MWp for 2009-2016, and negotiations for additional quantities are underway.

The 2005 Annual Report and current company presentation are available on Wednesday morning for download from the Investor Relations section of Q-Cells AG's website at www.q-cells.com.

Additional Information:

ISIN: DE0005558662
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)
Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany **TEL** +49 (0)3494 66 8-60 **FAX** +49 (0)3494 66 8-610 **MAIL** q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q CELLS

Ad hoc announcement according to § 15 WpHG (German Securities Trading Act)

Q-Cells AG: Ströher Finanzholding AG plans combined placement of shares and synthetic exchangeable bond concerning 20.5% of the share capital of Q-Cells AG

Thalheim, April 20, 2006 - Ströher Finanzholding AG holding approx. 7.57 million shares of Q-Cells AG (20.5% of share capital), has informed us, that Immo Ströher has decided this morning to place approx. 5 million shares of Q-Cells AG to large institutional investors in Germany and abroad, in a manner considerate to the market. The reasons for this move have been given as diversification of property and personal life planning (Mr Ströher has turned 60 on March, 12). Furthermore Ströher Finanzholding AG has informed us that the other shares in Q-Cells – amounting to approx. 2.57 million – will be placed in Q-Cells shares by means of a synthetic exchangeable bond emitted by Credit Suisse and running for 3 years.

This leads to an increase of the freefloat of Q-Cells AG from approx. 55% to approx. 68.5% and therefore a higher weighting in the TecDAX index. Immo Ströher will continue with his work in Q-Cells AG's supervisory board.

Additional Information:

ISIN: DE0005558662
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)
Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Ad hoc announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q-Cells AG publishes First Quarter 2006 Report: Sales + 117 %, net income + 159 %

Thalheim, May 15, 2006 – Q-Cells AG (QCE; WKN 555866) has presented its report for the first quarter of 2006. Q-Cells AG, the European market leader and world's second largest solar cell producer, continued on its growth course, increasing production for the first three months of 2006 by approx. 80 % to 53.7 megawatt peaks (MWp) from 29.9 MWp a year earlier.

Sales, earnings before interest and tax (EBIT) and net income for the period rose more than expected according to the preliminary figures published on April 18, 2006. Sales increased 117 % to EUR 114.7 million from EUR 52.8 million in the prior-year period. EBIT and net income grew even more than sales, increasing 152 % to EUR 26.5 million from EUR 10.5 million a year earlier and 159 % to EUR 17 million from EUR 6.5 million a year earlier, respectively.

Based on these figures, Q-Cells AG confirms its expectations for fiscal 2006. The company at present expects to increase production to approx. 255 MWp (2005: 165.7 MWp). For fiscal 2006, Q-Cells accordingly anticipates sales of approx. EUR 480 million (2005: EUR 299.4 million), EBIT of approx. EUR 100 million (2005: EUR 63.2 million) and net income of approx. EUR 65 million (2005: 39.9 million).

As of the end of the first quarter of 2006, the company had an annual production capacity of 257 MWp at its Thalheim location (equal to a nominal capacity of 321 MWp) and employed 794 people. By the end of 2006, production capacity should increase by 79 MWp to 336 MWp (corresponding to a nominal capacity of 420 MWp) based on conversion, expansion and optimization of the existing lines I–IV.

The First Quarter 2006 Report and current company presentation are available for download from the Investor Relations section of Q-Cells AG's website at www.q-cells.com.

Q.CELLS

Additional Information:

ISIN: DE0005558662

Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)

Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Ad hoc announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q-Cells AG to increase shareholding in EverQ to 33.33% Major polysilicon supply contract and further expansion steps agreed

Thalheim, June 5, 2006 – Q-Cells AG (QCE; WKN 555866) announces the increase of its shareholding in EverQ GmbH, a joint venture with Evergreen Solar Inc., Marlboro, USA (Evergreen) and Renewable Energy Corporation ASA, Høvik, Norway (REC), from 21% to 33.33%. In addition, EverQ today released new polysilicon supply agreements that will allow the joint venture to dramatically increase its solar module production capacity. EverQ currently expects to ramp up its annual production capacity from about 30 MWp this year to approximately 300 MWp by 2010, possibly within the second half of 2009. These agreements are expected to become effective early in the third quarter of 2006.

Long-Term Polysilicon Agreement

The JV partners and EverQ have signed a binding memorandum of understanding under which EverQ will enter into a long-term polysilicon supply agreement with REC. The agreement calls for REC to supply EverQ with a total of 7,400 metric tons of granular polysilicon over seven years beginning in 2008. Shipments of approximately 400 metric tons are expected to begin in the second half of 2008 and increase to 1,200 metric tons annually by 2010, continuing through 2014. This is in addition to the 190 metric tons annually REC is supplying EverQ under an existing arrangement.

In addition, consistent with the existing joint venture documents, all three members of EverQ have agreed to become equal partners in the venture. Previously, Evergreen Solar owned 64%, Q-Cells 21% and REC 15% of the outstanding equity interests of EverQ.

Near-Term Expansion

EverQ will also sign interim silicon supply guarantees to immediately enable the next phase of expansion of its facility in Thalheim, Germany, prior to 2008. Under the terms of the expected agreements, Q-Cells and REC will each provide up to 150 metric tons of polysilicon supplies to EverQ as required from mid 2007 to mid 2008. With silicon secured, EverQ expects to begin the expansion

of its Thalheim operations with the construction of a second integrated wafer, cell and module factory. Subject to final approval of investment grants, construction of this facility, with a capacity of approximately 50 MWp, is anticipated to commence in the third quarter of 2006. Production is expected to begin in the first half of 2007 and reach full capacity by year-end.

Additional Information:

ISIN: DE0005558662
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)
Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Ad hoc announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q-Cells AG: Main Shareholder Good Energies increases its shareholding in the company to 25.96 %

Thalheim, June 12, 2006 – The largest shareholder in Q-Cells AG, Good Energies Investments B.V., Amsterdam, has increased its shareholding in Q-Cells AG from 16.39 % to 25.96 %. The share purchases confirm Good Energies' confidence in the company's positive development in the future. Good Energies has further indicated to the company that at present it neither intents nor plans to increase its shareholding in Q-Cells to a level that would lead to reaching the 30 % threshold.

The shares have mainly been bought from existing shareholders who have sold a part of their shares for personal investment diversification reasons. The share price was much higher than the current price on the stock exchange. No member of the Q-Cells board has sold any shares.

The completion of the share purchases is conditional on clearance from the Federal Cartel Office, because Good Energies reaches the blocking minority by crossing the 25 % threshold and thus strengthens its influence in the solar sector.

Second largest shareholder after Good Energies remains Fidelity Management & Research (FMR), Boston, with a share of approx. 11 %. Further shareholders are Ströher Finanzholding AG (5.9 %), Q-Cells AG's Chief Technology Officer Reiner Lemoine (4.5 %), Chief Executive Officer Anton Milner via Milner Solarbeteiligungen GmbH (3.7 %), TVVG Solarbeteiligungen GmbH, belonging to Dr. Thomas van Aubel, Chairman of the Supervisory Board (2.5 %), and Pluto Solarbeteiligungen GmbH (1.2 %). APAC Europe-VA L.P. is no longer a shareholder in Q-Cells AG.

Additional Information:

ISIN: DE0005558662

Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)

Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

Publication of Directors' Dealings pursuant to § 15 a WpHG

Person of duty of notification	Details on person of duty of notification	Trading date	Object of dealing (financial instrument, ISIN)	Form and place of transaction	Price, currency and quantity	Business volume
TVVG Solarbeteiligungen GmbH	Close relationship to a member of the supervisory board	20.01.06	shares, DE0005558662	Trade sale, off-exchange	68.00 € per share, 383,386 shares	26,070,248.00 €
Pluto Solarbeteiligungen GmbH	Close relationship to a non-incorporate person with a close relationship to a member of the supervisory board	20.01.06	shares, DE0005558662	Trade sale, off-exchange	68.00 € per share, 191,693 shares	13,035,124.00 €

Q-Cells Aktiengesellschaft
Guardianstraße 16
D-06766 Thalheim

Publication of Directors' Dealings pursuant to § 15 a WpHG

Person subject to duty of notification	Details on person subject to duty of notification	Date of transaction	Object of transaction (financial instrument, ISIN)	Form and place of transaction	Price, currency and quantity	Business volume	Explanation
Ströher Finanzholding AG	Close relationship to a member of the supervisory board	20.04.2006	shares, DE0005558662	Sale, off-exchange	77.00 € per share, 5,402,053 shares	415,958,081.00 €	
Ströher Finanzholding AG	Close relationship to a member of the supervisory board	20.04.2006	option (Underlying instrument share, ISIN DE0005558662, Exercise price 103.95 €, Price multiplier 1:1, date of maturity 15. April 2009)	Sale of call option and share loan, off-exchange	8.73 € per share, 2,164,503 shares	18,896,111.00 €	Sale of call option and share loan in context with the issue of an exchangeable bond by the buyer of the call option

Q-Cells Aktiengesellschaft
Guardianstraße 16
D-06766 Thalheim

Publication of Directors' Dealings pursuant to § 15 a WpHG

Person of duty of notification	Details on person of duty of notification	Trading date	Object of dealing (financial instrument, ISIN)	Form and place of transaction	Price, currency and quantity	Business volume
TVVG Solarbeteiligungen GmbH	Close relationship to a member of the supervisory board	11.06.2006	shares, DE0005558662	Trade sale, off-exchange	77.00 € per share, 800,000 shares	61,600,000.00 €
Pluto Solarbeteiligungen GmbH	Close relationship to a non-incorporate person with a close relationship to a member of the supervisory board	11.06.06	shares, DE0005558662	Trade sale, off-exchange	77.00 € per share, 400,000 shares	30,800,000.00 €

Q-Cells Aktiengesellschaft
Guardianstraße 16
D-06766 Thalheim

Annual Document according to § 10 German Securities Prospectus Act (WpPG)

Overview of information published in the previous twelve months pursuant to § 10 German Securities Prospectus Act (WpPG)

Type of information	Date of publication	Availability/Publication in
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) „Ströher Finanzholding AG plans combined placement of shares and synthetic exchangeable bond concerning 20.5% of share capital of Q-Cells AG"	April 20, 2006	www.q-cells.com Category: Investor Relations/ Ad hoc announcements
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) „Q-Cells AG publishes preliminary figures for first quarter of 2006"	April 18, 2006	www.q-cells.com Category: Investor Relations/ Ad hoc announcements
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) „Q-Cells AG provides outlook for 2006"	April 5, 2006	www.q-cells.com Category: Investor Relations/ Ad hoc announcements
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) „Q-Cells AG publishes preliminary results for 2005"	February 28, 2006	www.q-cells.com Category: Investor Relations/ Ad hoc announcements
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) „REC joins EverQ as strategic partner"	November 25, 2005	www.q-cells.com Category: Investor Relations/ Ad hoc announcements

Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) „Q-Cells AG publishes Third Quarter 2005 report"	November 21, 2005	www.q-cells.com Category: Investor Relations/ Ad hoc announcements
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) „Q-Cells Aktiengesellschaft sets offer price for the public offering of its shares"	October 5, 2005	www.q-cells.com Category: Investor Relations/ Ad hoc announcements
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Ströher Finanzholding AG"	April 26, 2006	www.q-cells.com Category: Investor Relations/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: TVVG Solarbeteiligungen GmbH, Pluto Solarbeteiligungen GmbH"	January 25, 2006	www.q-cells.com Category: Investor Relations/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Frauke Vogler"	October 12, 2005	www.q-cells.com Category: Investor Relations/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Milner Solarbeteiligungen GmbH, Reiner Lemoine, TVVG Solarbeteiligungen GmbH, Pluto Solarbeteiligungen GmbH"	October 11, 2005	www.q-cells.com Category: Investor Relations/ Directors' Dealings

Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Ströher Finanzholding AG, TVVG GmbH, capitalnetworks.de GmbH, Pluto 2001 GmbH"	September 20, 2005	www.q-cells.com Category: Investor Relations/ Directors' Dealings
Publication pursuant to § 25 Abs. 1 WpHG: Ströher Finanzholding AG, Immo Ströher, Credit Suisse Group"	May 5, 2006	Börsen-Zeitung
Publication pursuant to § 25 Abs. 1 WpHG: APAX Europe V-A L.P., Apax Europe V GP L.P., Apax Europe V GP Co. Limited, Apax Partners Europe Managers Limited, TVVG Solarbeteiligungen GmbH, TVVG Technologie-Treuhand- und Verwaltungs-Gesellschaft mbH, capitalnetworks.de GmbH, Dr. Thomas van Aubel, Fidelity Management & Research Company, FMR Corp.	February 1, 2006	Börsen-Zeitung
Publication pursuant to § 25 Abs. 1 WpHG: APAX Europe V-A L.P., Apax Europe V GP L.P, Apax Europe V GP Co Limited, Apax Partners Europe Managers Limited, Good Energies Investments B.V., Entrepreneurs Fund BV, COFRA Holding AG, Ströher Finanzholding AG, Immo Ströher, TVVG Solarbeteiligungen GmbH, TVVG Technologie-Treuhand- und Verwaltungs-Gesellschaft mbH, capitalnetworks.de GmbH, Dr. Thomas van Aubel, Reiner Lemoine	October 20, 2005	Börsen-Zeitung
Annual Report 2005	April 19, 2006	www.q-cells.com Category: Investor Relations/ Reports
Annual Report 2004	September 2, 2005	www.q-cells.com Category: Investor Relations/ Reports

Third Quarter 2005 Report	November 21, 2005	www.q-cells.com Category: Investor Relations/ Reports
Second Quarter 2005 Report	September 7, 2005	www.q-cells.com Category: Investor Relations/ Reports
Financial Calendar		www.q-cells.com Category: Investor Relations/ Financial Calendar

Should information not be available at the stated place, we will send it to you on request. Please contact investor@q-cells.com in that case.

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

PRESS RELEASE
Thalheim/Wolfen, 28.11.2005

REC is new strategic partner in EverQ

- Q-Cells and Evergreen Solar announce strategic partnership with Renewable Energy Corporation ASA
- Leading producer of solar silicon and silicon wafers acquires stake in EverQ GmbH
- EverQ secures supply of silicon and therefore long-term growth

At the beginning of 2005, Q-Cells AG and Evergreen Solar, Inc. from Marlboro, Ma. (USA) established EverQ GmbH, a joint venture based in Thalheim for the production of solar modules using the String Ribbon process. Today, the Norwegian Renewable Energy Corporation ASA (REC) based in Høvik, the world's largest independent manufacturer of solar silicon and multicrystalline silicon wafers, will become the third partner in this joint venture. In this context, a supply agreement with a term of seven years was agreed, which commits REC to initially deliver 250 tonnes of solar silicon per year to EverQ. These initial deliveries will meet the feedstock needs of the first production plant of EverQ. In addition, REC is bound to offer significant additional feedstock volumes for the period from 2007 – 2014 to EverQ as soon as REC's own capacity expansion allows this. By this the parties have laid the cornerstone for a strong and sustainable growth of EverQ.

REC has taken a 15 per cent share in the company. Q-Cells will then hold 21 per cent of EverQ (previously 24.9 per cent), while Evergreen Solar's share will fall from 75.1 to 64 per cent. The agreement also gives both Q-Cells and REC the opportunity to increase their share in EverQ to a maximum of 33.3 per cent. In the long term, the addition of REC as a partner in EverQ GmbH will bolster supplies of the raw material silicon in a special granular form, which will ensure that the company is able to grow at a rapid and sustainable rate. Rapid growth is an important prerequisite for ongoing cost reductions, a fact that applies to the solar industry as a whole.

The joint venture company will also benefit from REC's extensive experience and know-how in silicon wafer production.

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

PRESS RELEASE

Thalheim/Wolfen, 28.11.2005

EverQ GmbH is currently constructing a manufacturing plant for solar cells and modules in Thalheim with an annual production capacity of 30 MWp. The String Ribbon™ process developed by Evergreen Solar will be used there, offering huge potential for lowering costs as it requires 30 per cent less silicon than conventional processes. EverQ is set to commence production in the second quarter of 2006. This will generate between 350 and 400 jobs in Thalheim, eastern Germany.

Anton Milner, CEO of Q-Cells AG said, "REC's decision to join EverQ strengthens the unique advantages that result from combining Evergreen Solar's proprietary technology with Q-Cells' know-how in the manufacturing of high-efficiency solar cells. The partnership with REC, one of the world's leading producers of silicon, will help us to develop EverQ into a leading supplier to the global solar energy market even faster and more effectively. We believe that the EverQ manufacturing plant in Thalheim will serve as a prototype for EverQ to move into other emerging markets worldwide."

PRESS CONTACT
Q-Cells AG, Stefan Dietrich, Guardianstr. 16, 06766 Thalheim, Germany
TEL. +49 (0)3494 668 8107 **FAX** +49 (0)3494 668 777 **EMAIL** s.dietrich@q-cells.com

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Q-Cells AG will be included in the TecDAX index

On Monday, December 5, 2005, Q-Cells AG was admitted to the TecDAX technology index under the fast-entry rule of Deutsche Börse. The TecDAX comprises Prime Standard's 30 largest companies from the technology sector that rank below those included in the DAX index. The criteria for admittance to the TecDAX include the market capitalization of the free float (Q-Cells' rank: 17) and the trading volume of the shares (Q-Cells' rank: 4).

Admission to the TecDAX comfirms financial market expectations that Q-Cells AG will continue to grow steadily in the future as well. Moreover, by admitting Q-Cells AG for listing, Deutsche Börse is reinforcing the significance of the solar industry for the TecDAX. This is another indication that the financial markets also consider this sector to be of significance for future economic development in Germany.

Additional Information:

ISIN: DE0005558662
WKN: 555866
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)
Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schöning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal. HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

PRESS RELEASE
Thalheim/Wolfen, 06.02.2006

Q-Cells AG opens branch in Hong Kong

- World's largest group-independent manufacturer of solar cells strengthens presence in fast-growing Asian market

Q-Cells AG, based in Thalheim, Germany, made further progress with its internationalisation strategy. By establishing Q-Cells Asia Limited in Hong Kong at the end of 2005, the world's largest group-independent manufacturer of solar cells is strengthening its presence in the strategically important, fast-growing Asian market. Up to now, Q-Cells has only been represented by a sales and purchasing office in China. Customers in other Asian countries have been covered from Thalheim. The Hong Kong branch has now started as a sales office staffed by two people. The medium-term plan is to organise purchasing and the procurement of raw materials for the Asian market through Q-Cells Asia. The Hong Kong branch is responsible for all of east and south east Asia as well as the Indian subcontinent.

"Q-Cells Asia forms an integral part of our sales strategy", stressed Anton Milner, CEO of Q-Cells AG, at the official opening of the Hong Kong branch. "We plan to substantially increase our export ratio - from 35 per cent at present to over 50 per cent by 2008. Alongside southern Europe and the US, east Asia is one of the most important growth markets for photovoltaics. Our branch will enhance our presence further in this key market." Q-Cells already supplies solar cells to manufacturers of photovoltaic modules in Japan, South Korea, China, Thailand, Hong Kong, Taiwan and India.

With the exception of Japan - a solar energy pioneer - however, the Asian markets are still at an early stage of development. Branch manager Uwe Bauer, who has been covering the Asian market from Germany for the past two years, sees huge potential: "Many Asian governments have realised that in the long term they can only meet their countries' surging demand for energy by using renewables. What's more, photovoltaics is by far the most cost-effective option for electrifying rural areas. This is why countries such as China and India have launched ambitious programmes to promote the use of photovoltaics."

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany **TEL** +49 (0)3494 66 8-60 **FAX** +49 (0)3494 66 8-610 **MAIL** q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Thalheim/Wolfen, 06.02.2006

Experts are forecasting stellar growth for the Asian markets over the coming years. A study by the European Photovoltaic Industry Association (EPIA) published in December of last year estimates that the potential of this market will grow from only 100 Megawatt peak (MWp) of newly installed capacity in 2005 to around 700 MWp by 2010. As one of the largest and most innovative producers of solar cells, Q-Cells AG is well placed to benefit from the growth of the Asian market. Its new branch in Hong Kong underlines its intention to do just that.

PRESS CONTACT

Q-Cells AG, Stefan Dietrich, Guardianstr. 16, 06766 Thalheim, Germany
TEL. +49 (0)3494 668 8107 **FAX** +49 (0)3494 668 777 **EMAIL** s.dietrich@q-cells.com

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

PRESS RELEASE
Thalheim, February 28, 2006

Q-Cells AG continues on path of growth in 2005

- Output more than doubled on previous year
- Sales surge by 132 percent year on year
- Net income jumps by 233 percent compared with 2004
- Expansion of production capacities in core business and at affiliates is proceeding according to plan
- 767 employees at end of 2005

Q-Cells AG, based in Thalheim near Wolfen (eastern Germany), continued on its path of growth in 2005. This is revealed by the full-year preliminary results for 2005 that the company published today, with the Group reporting to IFRS for the first time.

Having more than doubled its output year on year to 165.7 MWp (2004: 75.9 MWp), the company is one of the world's three largest manufacturers of solar cells. Sales surged by 132 percent to €299.4 million (2004: €128.7 million).

Earnings before interest and tax (EBIT) more than trebled year on year to €63.2 million (2004: €19.6 million). Despite the *pro rata* inclusion of the start-up losses incurred by the building of the production lines at affiliates CSG Solar AG and EverQ GmbH, net income jumped by 233 percent to €39.9 million (2004: €12 million).

The world's largest independent manufacturer of solar cells continued to expand its production capacities as planned and now has an annual capacity of 234 MWp - equating to a nominal capacity of 292 MWp - at its site in Thalheim.

Thalheim, February 28, 2006

"In a year characterized more than ever before by the shortage of silicon, our key raw material, we managed to continue our strong growth", said Anton Milner, CEO of Q-Cells AG, at the official announcement of the company's results. "We need this growth to achieve our overriding goal of cutting the costs of photovoltaics. We will continue this growth strategy in 2006 by completing our Line IV."

This path of growth has been accompanied by a sharp increase in the workforce. Q-Cells created a total of 283 new, highly skilled and secure jobs in the Bitterfeld/Wolfen region in 2005. This brought the number of people working at the Thalheim site to 767 at the end of 2005.

The company also made considerable headway with the internationalization of its business in 2005, raising its export ratio sharply to 36.8 percent (2004: 25.8 percent). Its short-term target is to increase this share to over 50 percent by 2008, thus strengthening its position in the strategically important markets of southern Europe, East Asia and North America. Q-Cells Asia Limited, a subsidiary set up in Hong Kong in 2005, should help it attain these goals. The sales office, initially staffed by two people, opened for business at the start of this year and covers the whole of East and Southeast Asia.

CSG Solar AG and EverQ GmbH are also performing according to plan. These two affiliates, in which Q-Cells AG holds stakes of 23 percent and 21 percent respectively, are due to commence production in their first lines at the Thalheim site in the first half of this year. Both technologies - the thin-film process used by CSG Solar and the String Ribbon technology used by EverQ to manufacture wafers - offer huge potential for cost savings.

PRESS CONTACT
Q-Cells AG, Stefan Dietrich, Guardianstr. 16, 06766 Thalheim
PHONE (+49) 03494 668.8107 **FAX** (+49) 03494 668.777 **E-MAIL** s.dietrich@q-cells.com

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

PRESS RELEASE
Thalheim, April 19, 2006

Q-Cells continues on growth course in first quarter of 2006

- Production increase of 80 % over Q1 2005
- Sales rise of 116 %
- Net income increases even more in first quarter: 138 % over Q1 2005
- Significant growth expected in sales and earnings in 2006
- Production capacities will be further expanded in 2006
- Secure supply of silicon wafers over the next few years will aid growth

Q-Cells AG in Thalheim (Germany) has presented its Annual Report for 2005 as well as the **first preliminary figures for the first quarter of 2006** at its Annual Press Conference held today, April 19, 2006.

The company has continued growing in 2006, with production again increasing by 80 % to 53.7 MWp (Q1 2005: 29.9 MWp). Sales rose by 116 % to EUR 114 million (Q1 2005: EUR 52.8 million). Earnings before interest and taxes (EBIT) grew 129 % to EUR 24 million (Q1 2005: 10.5 million). Net income grew disproportionately high, rising 138 % to EUR 15.5 million (Q1 2005: EUR 6.5 million).

"We are on an uninterrupted growth course, having reached global leadership in solar cell production in only five years," stated Anton Milner, CEO of Q-Cells, upon publication of the quarterly figures. "A secure supply of silicon, fast-growing demand on the world markets and continuous advancement of our technology and production processes will enable very good performance in 2006."

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Thalheim, April 19, 2006

Outlook for fiscal year 2006 indicates steady growth

Based on the company's good performance in the first quarter of 2006 and its mostly secure supply of raw materials, Q-Cells AG has given an updated outlook for the current year. The company at present expects to increase production to approx. 255 MWp, leading to sales of approx. EUR 480 million, EBIT of approx. 100 million and net income of approx. EUR 65 million.

The world's second-largest producer of solar cells will continue expanding **production capacities** in 2006 as planned. After completing production line IV, Q-Cells AG will create additional production capacities by expanding and optimizing lines I-IV. This should increase production capacity to 336 MWp (equal to a nominal capacity of 420 MWp) by the end of 2006. For 2007, a production increase to 316 MWp is anticipated.

This expansion of production capacities will be enabled by a **contracted and secured supply of silicon and silicon wafers**, the input materials for solar cell production. Q-Cells AG has already contracted for wafer and silicon supplies for a total capacity of 256 MWp in 2006. A foundation for continued growth in the following years has also been established: Delivery quantities of 298 MWp have been secured for 2007, 389 MWp for 2008 and 1,178 MWp for 2009-2016, and negotiations for additional quantities are underway.

Q-Cells AG will continue to internationalize its business and diversify its customer base with the aim of increasing the export rate to over 50% by 2008. The company is concentrating its efforts on the strategically important markets of Southern Europe, North America and East Asia. In the Spanish market, for instance, Q-Cells has significantly expanded its position, and in North America the company has concluded major supply agreements for the first time with Day4Energy Inc. in Canada.

Q.CELLS

Thalheim/Wolfen, April 19, 2006

CSG Solar AG and EverQ GmbH, both located in Thalheim, will take up production as planned in 2006. Q-Cells has stakes of 23% and 21%, respectively, in these companies. EverQ GmbH produced its first module at the end of February 2006 and is expected to reach full production capacity on schedule by the end of the first half. Company shareholders will resolve on construction of a second production line in the third quarter at the latest. At CSG Solar AG, the first module and the start of production is anticipated for the second quarter. Here too, the relevant corporate bodies are expected to decide on construction of the next factory presumably until the end of the third quarter.

Q-Cells AG will invest in four central development projects in fiscal 2006 over and above the expansion of production capacities in the company's core business and the two shareholdings. These investments will involve development of a new generation of silicon-wafer-based, high-capacity solar cells and commercialization of various thin-film technologies.
However, the company is not only researching new projects. Q-Cells is also stepping up research activities in its core business. By the end of 2006, the R&D department is expected to increase from the current 57 scientists to nearly 100. Q-Cells AG is thus reinforcing its strategic goal of achieving rapid and lasting cost reductions for photovoltaic systems by steadily improving products and production processes in order to make this technology competitive at peak load times and in areas with high levels of sunshine as quickly as possible.

The 2005 Annual Report and current company presentation are available for download from the Investor Relations section of Q-Cells AG's website at www.q-cells.com.

PRESS CONTACT
Q-Cells AG, Stefan Dietrich, Guardianstr. 16, 06766 Thalheim
PHONE (+49) 03494 668.8107 **FAX** (+49) 03494 668.777 **E-MAIL** s.dietrich@q-cells.com